Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

FRONT RANGE TOPCO, INC.,
a Delaware corporation;

FRONT RANGE BIDCO, INC.,
a Delaware corporation; and

ZAYO GROUP HOLDINGS, INC.,
a Delaware corporation

Dated as of May 8, 2019

i

2.31	No Other Parent or Merger Sub Representation or Warranties	31

Article 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		32

3.1	Due Organization; Etc.	32
3.2	Ownership and Operations of Merger Sub	32
3.3	Legal Proceedings; Orders	32
3.4	Authority; Binding Nature of Agreement	32
3.5	Non-Contravention; Consents	33
3.6	Not an Interested Stockholder	33
3.7	Financing	34
3.8	Solvency	35
3.9	Termination Fee Equity Agreements	35
3.10	Ownership of Company Common Stock	35
3.11	Information Supplied	36
3.12	Regulatory Matters	36
3.13	Brokers	36
3.14	Access	36
3.15	Absence of Certain Agreements	36
3.16	Independent Review; Non-Reliance	37
3.17	No Other Company Representation or Warranties	37

Article 4 COVENANTS		37

4.1	Interim Operations of the Company	37
4.2	No Solicitation	41
4.3	Meeting of the Company’s Stockholders; Approval by Parent	44
4.4	Filings; Other Actions	45
4.5	Access	49
4.6	Notification of Certain Matters	49
4.7	Publicity	49
4.8	Employee Benefits	50
4.9	Indemnification; Directors’ and Officers’ Insurance	52
4.10	Financing	55
4.11	Rule 16b-3	61
4.12	Director Resignations	61
4.13	Stockholder Litigation	61
4.14	Deregistration and Delisting	61
4.15	Company Indebtedness	62
4.16	REIT Conversion	64
4.17	Third Party Consents and Notices	65
4.18	Confidentiality	65
4.19	Data Room Documentation	66

Article 5 CONDITIONS TO THE MERGER		66

5.1	Conditions to Each Party’s Obligation to Effect the Merger	66
5.2	Conditions to Obligations of Parent and Merger Sub	67
5.3	Conditions to Obligation of the Company	68

Article 6 TERMINATION		68

6.1	Termination	68

6.2	Effect of Termination	70
6.3	Termination Fee	70

Article 7 MISCELLANEOUS PROVISIONS		75

7.1	Amendment	75
7.2	Waiver	75
7.3	No Survival of Representations and Warranties	75
7.4	Entire Agreement; Counterparts	76
7.5	Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL	76
7.6	Remedies; Specific Performance	76
7.7	Payment of Expenses	78
7.8	Assignability; Third Party Rights	78
7.9	Notices	78
7.10	Severability	80
7.11	Obligation of Parent and the Company	80
7.12	Construction	80
7.13	Debt Financing Sources	81

EXHIBITS

Exhibit A	Certain Definitions

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as may be amended from time to time, this “Agreement”) is made and entered into as of May 8, 2019, by and among: Front Range TopCo, Inc., a Delaware corporation (“Parent”); Front Range BidCo, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and Zayo Group Holdings, Inc., a Delaware corporation (the “Company”, and together with Parent and Merger Sub, the “Parties”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is fair to and in the best interests of the Company and its stockholders, and approved and declared it advisable, to enter into this Agreement; (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein; and (c) resolved to recommend the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement, (b) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and Parent (as its sole stockholder) and (c) resolved to recommend that Parent (as its sole stockholder) adopt this Agreement;

WHEREAS, the board of directors of Parent has unanimously (a) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement, and (b) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are in the best interests of Parent;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, each of Digital Colony Partners, LP (“DCP”), FMR LLC (“FMR”) and DC Front Range Holdings I, LP (“DC Front Range”) is delivering an  equity commitment letter (each, an “Equity Commitment Letter”) to the Company simultaneously with the execution of this Agreement and each of DCP and FMR is entering into a limited guarantee, dated as of the date hereof (each, a “Limited Guarantee”), guaranteeing a portion of the payment of the Parent Termination Fee under this Agreement as more particularly set forth therein, and is delivering such Limited Guarantee to the Company simultaneously with the execution of this Agreement; and

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, EQT Fund Management S.à r.l.(1) acting as manager (gérant) of

(1)  EQT Fund Management S.à r.l. is a Luxembourg limited liability company (société à responsabilité limitée) with registered office for the time being at 26A, Boulevard Royal, L-2449 Luxembourg, registered with the Luxembourg trade and companies register (Registre de Commerce et des Sociétés, Luxembourg), under number B167.972, and acts as manager (gérant) of the various investment vehicles (including the Equity Investors) comprising the fund known as EQT Infrastructure IV.

EQT Infrastructure IV EUR SCSp, EQT Infrastructure IV USD SCSp, EQT Infrastructure IV Co-Investment (B) SCSp and EQT Infrastructure IV Co-Investment (D) SCSp, each a Luxembourg special limited partnership (société en commandite spéciale) with its registered office at 26A, Boulevard Royal, L-2449 Luxembourg, registered with the Luxembourg trade and companies register (Registre de Commerce et des Sociétés, Luxembourg), which form part of the fund known as EQT Infrastructure IV (“EQT” and together with DCP, DC Front Range and FMR, the “Sponsors”) is delivering an Equity Commitment Letter to the Company simultaneously with the execution of this Agreement and EQT Fund Management S.à r.l. acting as manager (gérant) of EQT Infrastructure IV EUR SCSp and EQT Infrastructure IV USD is delivery a termination fee equity commitment letter, dated as of the date hereof (the “Termination Fee Equity Commitment Letter” and, together with the Limited Guarantee, the “Termination Fee Agreements”), pursuant to which EQT Infrastructure IV EUR SCSp and EQT Infrastructure IV USD SCSp have committed to provide a portion of the Parent Termination Fee under this Agreement as more particularly set forth therein, and each of them is delivering such Termination Fee Equity Commitment Letter and Equity Commitment Letter to the Company simultaneously with the execution of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

1.1                               The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3(b)), Merger Sub shall be merged with and into the Company (the merger of Merger Sub into the Company being referred to as the “Merger”). By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2                               Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (“DGCL”).

1.3                               Closing; Effective Time of the Merger.

(a)                                 The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place (x) at the offices of Simpson, Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY, 10017, at 10:00 a.m., Eastern Time, on the fifth Business Day after the day on which the last of the conditions set forth in Article 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) has been satisfied or waived (to the extent permitted by applicable Legal Requirements and all such conditions remain satisfied or waived on such fifth Business Day) in accordance with this Agreement; provided, that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur earlier than the earlier to occur of (i) a Business Day during the Marketing Period specified by Parent on no fewer than three Business Days’ prior written notice to the Company and (ii) the third Business Day following the final day of the Marketing Period (subject, in the case of each of the foregoing clauses (i) and (ii), to the satisfaction or (to the extent permitted by applicable Legal Requirements) waiver of all of the conditions set forth in Article 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) as of the date determined pursuant to this proviso or (y) at such other date, time and place as the Parties may agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b)                                 Subject to the provisions of this Agreement, in order to effect the Merger, a certificate of merger that has been duly executed in accordance with, and in such form as required by, the relevant provisions of the DGCL shall be filed with the Secretary of State of the State of Delaware concurrently with or as soon as practicable following the Closing. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be mutually determined by the parties to this Agreement and set forth in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4                               Certificate of Incorporation and Bylaws; Directors and Officers.

(a)                                 The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except (i) the name of the Company shall be the name of the Surviving Corporation, (ii) the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted and (iii) as otherwise required by Section 4.9, and as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with the applicable provisions of this Agreement, the DGCL and such certificate of incorporation and bylaws.

(b)                                 The directors of Merger Sub immediately before the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5                               Conversion of Capital Stock.

(a)                                 At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i)                                           any shares of Company Common Stock held in the Company’s treasury or held by any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)                                        any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)                                     except as provided in clauses “(i)” and “(ii)” above and subject to Sections 1.5(b) and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $35.00 in cash, without interest (the “Per Share Amount”); and

(iv)                                    each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

For purposes of this Agreement, the term “Merger Consideration” means the cash payable to former stockholders of the Company pursuant to Section 1.5(a)(iii).

(b)                                 If, during the period from the date of this Agreement through the Effective Time, any change shall occur in the outstanding shares of Company Common Stock by reason of any reclassification, recapitalization, stock split or combination, exchange, readjustment or similar transaction, or if any stock dividend shall be declared on shares of Company Common Stock and the record date for such dividend shall fall during such period, then the Per Share Amount shall be appropriately adjusted; provided, however, that nothing in this Section 1.5(b) shall be construed to permit the Company to take any action that is otherwise expressly prohibited by the terms of this Agreement.

1.6                               Closing of the Company’s Transfer Books. At the Effective Time, all shares of Company Common Stock outstanding immediately prior to the Effective Time, upon the cancellation or conversion thereof in accordance with Section 1.5, shall automatically be canceled and shall cease to exist, and all holders of stock certificates (“Stock Certificates”) or book-entry shares (“Book-Entry Shares”) representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Per Share Amount with respect to each of the shares of Company Common Stock evidenced thereby (or to appraisal rights as provided in Section 1.8 with respect to Dissenting Shares). At the close of business on the date on which the Effective Time occurs, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and no further transfer of any such Stock Certificates or Book-Entry Shares shall be made on such stock transfer books thereafter.

1.7                               Payment Fund; Surrender of Certificates and Book-Entry Shares.

(a)                                 At least five Business Days prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Paying Agent”). Prior to, at or immediately following the Effective Time, Parent shall cause to be deposited with the Paying Agent cash sufficient to pay the aggregate Merger Consideration (except for any Merger Consideration to be paid in respect of Dissenting Shares) payable pursuant to Section 1.5(a) (the funds so deposited with the Paying Agent being referred to as the “Payment Fund”).

(b)                                 Promptly (and in any event within two Business Days or such later time as is agreed to by the Paying Agent) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock: (i) a letter of transmittal in customary form (which shall specify that delivery of Stock Certificates and Book-Entry Shares shall be effected, and risk of loss and title to the Stock Certificates and Book-Entry Shares shall pass, in the case of Stock Certificates, upon delivery of the Stock Certificates to the Paying Agent and, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal); and (ii) customary instructions for use in effecting the surrender of Stock Certificates and Book-Entry Shares in exchange for the right to receive the Per Share Amount with respect to each of the shares of Company Common Stock evidenced by such Stock Certificates and Book-Entry Shares. Upon delivery of Stock Certificates and/or Book-Entry Shares to the Paying Agent, together with a validly executed letter of transmittal, the holders thereof shall be entitled to receive the Per Share Amount with respect to each of the shares of Company Common Stock evidenced by such Stock Certificates and Book-Entry Shares, and the Stock Certificates and Book-Entry Shares so surrendered shall be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the proper amount of cash may be paid in exchange therefor to a Person other than the Person in whose name the Stock Certificates or Book-Entry Shares so surrendered is registered if: (A) such Stock Certificate shall be properly endorsed or such Stock Certificates or Book-Entry Shares shall otherwise be in proper form for transfer; and (B) the Person requesting such payment shall either (1) pay any transfer tax required by reason of such payment, or (2) establish to the reasonable satisfaction of the Surviving Corporation that such transfer tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 1.7(b), each Stock Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed after the Effective Time to represent only the right to receive the Per Share Amount with respect to each of the shares of Company Common Stock evidenced thereby. No interest will accrue or be paid on the Merger Consideration payable upon surrender of any Stock Certificate or Book-Entry Share.

(c)                                  If any Stock Certificate shall have been lost, stolen or destroyed, then, notwithstanding anything to the contrary contained in Section 1.7(b), upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary and reasonable amount as indemnity against any claim that may be made against it, the Paying Agent or the Surviving Corporation with respect to such Stock Certificate, Parent shall cause the Paying Agent to pay to such Person the consideration receivable with respect to the Company Common Stock represented by such lost, stolen or destroyed Stock Certificate.

(d)                                 Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to former holders of Stock Certificates and Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent or the Surviving Corporation upon demand. Any former holders of Stock Certificates and/or Book-Entry Shares who have not theretofore complied with this Section 1.7 shall thereafter look only to the Surviving Corporation or Parent for payment of the Merger Consideration, in accordance with this Article 1 and without any interest thereon, payable with respect to each of the shares of Company Common Stock previously evidenced by such Stock Certificates and Book-Entry Shares. Notwithstanding any provision of this Agreement to the contrary, none of the Company, Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)                                  The Paying Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to (i) direct short term obligations of, or short term obligations fully guaranteed as to principal and interests by, the United States government, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Corporation (“S&P”), respectively, or (iii) bank accounts with commercial banks with Tier 1 Capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation upon demand. Parent and the Surviving Corporation shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 1.7(e). Nothing contained herein and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Stock Certificates and/or Book-Entry Shares to receive Merger Consideration.

1.8                               Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a valid demand for appraisal of such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but rather shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL. Notwithstanding the foregoing, if any Dissenting Shares shall lose their status as such (through failure to perfect, waiver, effective withdrawal or otherwise), then, as of the later of the Effective Time or the date of loss of such status, each of such shares shall automatically be converted into or shall have deemed to have been, at the Effective Time, converted into, as applicable, and shall represent only the right to receive Merger Consideration in accordance with Section 1.5(a), without interest thereon, following the surrender of the Stock Certificate(s) and/or Book-Entry Shares representing such shares. The Company shall give Parent notice and copies of any written demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Legal Requirements that are received by the Company prior to the Effective Time relating to the Company’s stockholders’ demands of appraisal, in each case, as soon as reasonably practicable following receipt of such demands, withdrawals, attempted withdrawals or other instruments. The Company shall permit Parent to participate in, but not direct or control negotiations and Legal Proceedings with respect to any demand for appraisal under the DGCL and withdrawals or attempted withdrawals of such demands, and the Company shall consider in good faith Parent’s advice and input with respect to such demands, withdrawals or attempted withdrawals. The Company shall not, except with the prior written consent of Parent, make any payment or commitment with respect to any demands for appraisals, offer to settle or settle any such demands, waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL, or approve any withdrawal of any such demands, or propose, agree or commit to do any of the foregoing.

1.9                               Restricted Stock Units.

(a)                                 Company RSUs. Except as otherwise expressly agreed to in writing prior to the Effective Time by Parent and a holder of Company RSUs, prior to the Effective Time, the Company shall cause each Company RSU that was granted prior to the date of this Agreement and which is outstanding and unvested immediately prior to the Effective Time (treating for this purpose any ongoing performance-based vesting condition to which any award of Company RSUs is subject as deemed to be earned based on actual performance, where (i) the calculation as to actual performance is measured through immediately prior to the Effective Time, (ii) the price per share of Company Common Stock at the end of such performance period (which determines whether performance has been attained) is the Per Share Amount, and (iii) the aggregate value of such Company RSUs that vest based on such performance, applying the applicable formulae in the award agreement pursuant to which such Company RSUs were granted, is divided by the Per Share Amount) to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Per Share Amount for each share of Company Common Stock then subject to such Company RSU (such cash amount being the “Company RSU Consideration”), and, as promptly as practicable following the Effective Time (but in any event no later than the payment date for the first full payroll cycle following the Closing Date), Parent shall cause to be paid to each Person who held a Company RSU immediately prior to the Effective Time, in cash, an amount equal to the Company RSU Consideration with respect to each share of Company Common Stock issuable under such Company RSU.

(b)                                 Except as otherwise expressly agreed to in writing prior to the Effective Time by Parent and a holder of Company RSUs, with respect to any Company RSU that is granted during the period commencing on the date of this Agreement and ending immediately prior to the Effective Time in accordance with, and as expressly provided by, Section 4.1(h)(ii) and which is outstanding and unvested immediately prior to the Effective Time, the Company shall cause each such Company RSU (treating for this purpose any ongoing performance-based vesting condition to which any such award of Company RSUs is subject as deemed satisfied based on the greater of the number of Company RSUs subject to such award based on its targeted value or the number of Company RSUs deemed to be earned based on actual performance (where (i) the calculation as to actual performance is measured through immediately prior to the Effective Time, (ii) the price per share of Company Common Stock at the end of such performance period (which determines whether performance has been attained) is the Per Share Amount, and (iii) the aggregate value of such Company RSUs that performance-vest based on such performance, applying the applicable formulae in the award agreement pursuant to which such Company RSUs were granted, is divided by the Per Share Amount), with the resulting number of Company RSUs remaining subject to the continued time-based vesting requirements applicable to such award) to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Company RSU Consideration with respect to each share of Company Common Stock issuable under such Company RSU, which cash amount will vest and become payable by the Surviving Corporation subject to and in accordance with the vesting schedule (including any accelerated vesting terms set forth in Section 4.1(h) of the Company Disclosure Schedule) and issuance or delivery schedule applicable to such Company RSU as in effect immediately prior to the Effective Time.

(c)                                  Except as otherwise expressly agreed to in writing prior to the Effective Time by Parent and a holder of Company RSUs, with respect to any Company RSU that is outstanding and vested but unsettled immediately prior to the Effective Time (each such vested but unsettled Company RSU, a “Vested RSU”), the Company shall cause each such Vested RSU to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Company RSU Consideration, and, as promptly as practicable following the Effective Time (but in any event no later than the payment date for the first full payroll cycle following the Closing Date), Parent shall cause to be paid to each Person who held such Vested RSU immediately prior to the Effective Time, in cash, an amount equal to the Company RSU Consideration with respect to each share of Company Common Stock issuable under such Vested RSU.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, to the extent that any Company RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment made in respect thereof pursuant to this Section 1.9 shall be paid on the applicable settlement or payment date for such Company RSU if required in order to comply with Section 409A of the Code.

(e)                                  Company Actions; Termination of Company Equity Plan. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effect the treatment of the Company RSUs pursuant to Sections 1.9(a), 1.9(b), 1.9(c) and  1.9(d) and provide for the deduction, withholding and remittance of any amounts required pursuant to Section 1.10. Conditional upon the Closing, the Company shall take all appropriate or necessary steps to effect the termination of the Company Equity Plan effective as of, and contingent upon the occurrence of, the Effective Time, so that following the Effective Time, there shall be no outstanding Company Equity Plan or any Company RSUs.

1.10                        Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Article 1 to any holder or former holder of Company Common Stock, or Company RSUs such amounts as the Paying Agent, Parent, the Company or the Surviving Corporation is required to deduct or withhold from such consideration under the Code, the Treasury Regulations or any provision of applicable Tax law. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as set forth (i) in the Company SEC Documents publicly filed after June 30, 2018 and prior to the date hereof (provided, that, nothing disclosed in any such Company SEC Document shall be deemed to be a qualification or modification of the representations and warranties set forth in Section 2.3 or 2.5(a)) (excluding (a) any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive or forward-looking in nature and (b) any exhibits to such documents), or (ii) in the disclosure schedule delivered to Parent on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on any schedule of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

2.1                               Due Organization and Good Standing. Each of the Company and its Subsidiaries (a) has been duly organized and is validly existing and (b) is in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation and has all requisite corporate power and authority to own, lease and operate its properties, rights and assets, and to conduct its business in the manner in which its business is currently being conducted, except, in the case of clause (b), where the failure to be in good standing or to have such power and authority would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries (to the extent that the laws of the applicable jurisdictions recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of the jurisdictions where the nature of its business requires such qualification, except where the failure to so qualify would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.2                               Charter Documents. The Company has delivered or made available to Parent or its counsel complete and correct copies of the certificate of incorporation and bylaws (or comparable governing documents) of the Company and each of its material Subsidiaries, in each case as amended through the date of this Agreement. Such certificates of incorporation and bylaws (or comparable governing documents) are in full force and effect, and the Company and its material Subsidiaries is, and at all relevant times, has been, in compliance in all material respects with the terms of such certificates of incorporation and bylaws (or comparable governing documents).

2.3                               Capitalization, Etc.

(a)                                 The authorized capital stock of the Company consists of: (i) 850,000,000 shares of Company Common Stock, of which 235,583,764 shares of Company Common Stock had been issued and were outstanding as of May 6, 2019 (the “Capitalization Date”) and of which no shares are held by the Company in its treasury.

(b)                                 As of the Capitalization Date: (i) 4,094,942 shares of Company Common Stock are subject to issuance pursuant to outstanding Company RSUs (assuming maximum level of performance for Company RSUs with performance-based vesting conditions); and (ii) 12,667,000 shares of Company Common Stock are reserved for future issuance pursuant to the Company Equity Plan. The Company has delivered or made available to Parent or its counsel complete and correct copies of the Company Equity Plan and the forms of restricted stock unit agreements evidencing the Company RSUs. Since the Capitalization Date until the date hereof, the Company has not (A) issued any shares of Company Common Stock (other than upon the settlement of Company RSUs outstanding as of the Capitalization Date) or (B) granted any Company RSUs or other similar awards.

(c)                                  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and free of preemptive or anti-dilutive rights. Except for options, rights, securities, agreements, instruments, obligations and plans referred to in Section 2.3(b), as of the date of this Agreement there are no shares of capital stock or other voting securities or equity interests of the Company and there is no: (i) outstanding subscription, option, call, warrant or right to acquire any shares of the capital stock or other equity securities of the Company or any Subsidiary of the Company; (ii) stock appreciation right, redemption right, repurchase right, “phantom” stock right, performance units, interest in or right to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights; (iii) outstanding security, instrument or obligation of the Company or any Subsidiary of the Company that is or may become convertible into or exchangeable for any shares of the capital stock or other equity security of the Company or any Subsidiary of the Company; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity securities.

(d)                                 Section 2.3(d) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each Subsidiary of the Company, including its jurisdiction of formation and direct or indirect ownership by the Company thereof. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries as described in Section 2.3(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it or any of its Subsidiaries under any obligation to form or participate in, provide funds to or make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person. All of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive or anti-dilutive rights, and are wholly owned beneficially and of record by the Company or a Subsidiary of the Company, free and clear of any encumbrances.

(e)                                  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(f)                                   There are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Company Common Stock or any equity interest of the Company or any of its Subsidiaries. Neither the Company nor or any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to its outstanding shares of capital stock or other equity interests that are in effect.

(g)                                  Section 2.3(g) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) the total principal amount of outstanding Indebtedness for borrowed money of the Company and its Subsidiaries and (ii) the total principal amount of outstanding capital leases of the Company and its Subsidiaries.

2.4                               SEC Filings; Financial Statements.

(a)                                 The Company has filed with or furnished to the SEC on a timely basis all Company SEC Documents required to be filed with or furnished to the SEC by the Company since June 30, 2016. As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively: (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date that such Company SEC Document was filed or furnished; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments and, since June 30, 2016 to the date of this Agreement, there have been no comments received from the SEC with respect to any of the Company SEC Documents. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or ongoing SEC investigation. None of the Subsidiaries of the Company is currently required to file any forms, reports or other documents with the SEC under the Exchange Act.

(b)                                 The financial statements (including any related notes and schedules) of the Company contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its

Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments). There are no unconsolidated Subsidiaries of the Company within the meaning of GAAP. Neither the Company nor any of its Subsidiaries is a party to any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)                                  None of the Acquired Entities has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, of a type required to be recorded or reflected on a balance sheet (including any related notes) prepared in accordance with GAAP (as in effect on the date of this Agreement), except for: (i) liabilities accrued or disclosed in the financial statements (including any related notes) contained in the Company’s annual report, as amended, on Form 10-K for the fiscal year 2018 filed prior to the date hereof; (ii) liabilities incurred in the ordinary course of business since June 30, 2018, which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)                                 The Company has established and maintains, adheres to and enforces a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has established and maintains, adheres to and enforces a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that (x) information required to be disclosed by the Company in the Company SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (y) all such information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended. The principal executive officer and the principal financial officer of the Company have disclosed, based on their most recent evaluation of the Company’s internal controls over financial reporting prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (or persons performing the equivalent functions): (A) any significant deficiencies and material weaknesses in the Company’s internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management of the Company or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.

(e)                                  Since June 30, 2017, the Company has been in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended, and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, in each case, that are applicable to the Company.

2.5                               Absence of Certain Changes. Between June 30, 2018 and the date of this Agreement:

(a)                                 no event has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)                                 the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices;

(c)                                  the Company has not amended its certificate of incorporation or bylaws or equivalent organizational documents;

(d)                                 the Company has not incurred any Indebtedness for borrowed money or guaranteed any such Indebtedness, except in the ordinary course of business or under the Credit Agreement (on terms materially the same as those in effect on the date of this Agreement);

(e)                                  the Company has not changed, in any material respect, its accounting methods, principles or practices except as required by changes in GAAP or applicable Legal Requirements;

(f)                                   the Company has not transferred, leased, licensed, sold, mortgaged, pledged, allowed to lapse or expire (except for the expiration of a stated term or a termination at the expiration of a stated term), disposed of, abandoned, failed to maintain or encumbered (other than Permitted Liens) any material assets, rights or properties, other than: (i) sales of title to physical assets in the ordinary course of business consistent with past practice if the proceeds of any such sale did not exceed $10 million, (ii) sales of dark fiber indefeasible rights of use in the ordinary course of business consistent with past practice if the upfront payment in respect of any such sale did not exceed $10 million, (iii) as security for any borrowings that are not prohibited by Section 4.1(k), (iv) the transfer or sublease of real property involving an asset value not exceeding $1 million, (v) dispositions and management of obsolete assets, rights or properties no longer used in the operation of the businesses of the Company and its Subsidiaries or (vi) other than sales covered by (ii) above, the transfer, lease, license or sale, in the ordinary course of business consistent with past practice, of connectivity, colocation/data center, cloud and security services, including but not limited to internet and IP services, transport services, mobile infrastructure services, Ethernet services, private dedicated network services, disaster recovery and cyber security services;

(g)                                  the Company has not declared, set aside or paid any dividend or made any other distribution with respect to its capital stock;

(h)                                 the Company has not made any material changes to the compensation or benefits of any current or former named executive officer or director; or

(i)                                     the Company has not entered into any agreement or commitment to take any of the actions referred to in clauses “(c) through (h)” of this sentence.

2.6                               IP Rights.

(a)                                 Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Entities own, or have valid rights to use or license, all IP Rights used in the conduct of their businesses substantially in the manner in which they are currently being conducted.

(b)                                 Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Section 2.6(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all registered or applied for trademarks, service marks, patents, copyrights, domain names owned or purported to be owned by the Company and its Subsidiaries (excluding, for the avoidance of doubt, any such registrations or applications that have lapsed, expired or been abandoned), and such registrations and applications are subsisting and unexpired and, to the Knowledge of the Company, such registrations are valid and enforceable; (ii) the conduct of the businesses of the Company and its Subsidiaries, including any product or service marketed or sold by the Company and its Subsidiaries, has not since June 30, 2016 infringed or misappropriated, and does not infringe or misappropriate, any IP Rights owned by any other Person; (iii) to the Knowledge of the Company, no other Person is infringing or misappropriating any IP Rights owned by the Company and its Subsidiaries and (iv) the Company and its Subsidiaries exclusively own all of the IP Rights owned or purported to be owned by them free and clear of any Liens, other than Permitted Liens. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) the Company and its Subsidiaries have taken commercially reasonable steps to protect their IP Rights and to maintain the confidentiality of their trade secrets and the security, integrity and continuous operation of the software, websites, applications, databases, systems, networks and information technology assets and infrastructure used in their businesses (and the data stored thereon) (“IT Assets”), and, to the Knowledge of the Company, there have been no breaches, losses, violations or unauthorized access or use of same other than those that did not result in any duty to report or mitigate, loss or liability; (y) no proprietary software of the Company or its Subsidiaries that is licensed, distributed or conveyed to third parties contains, incorporates, is based upon or derived from or otherwise interacts with any software subject to an “open source” or similar license that would require the Company or its Subsidiaries to license or make available its proprietary source code in such circumstances; and (z) no Person other than the Company and its Subsidiaries has accessed or possessed (or has any current or contingent right to access or possess) any proprietary source code owned by the Company and its Subsidiaries.

2.7                               Title to Assets; Real Property.

(a)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Entities own, and have good and valid title to, all tangible assets reflected on the balance sheet included in the Company’s 2018 Year-End Balance Sheet (except for tangible assets sold, used or disposed of in the ordinary course of business consistent with past practice since June 30, 2018) free and clear of any Liens, other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the tangible assets of the Acquired Entities (a) are in good operating condition and repair, subject to ordinary wear and tear, and (b) are suitable and sufficient in all material respects for the conduct of the business of the Acquired Entities as it is currently being conducted and consistent with its past practices and as reflected in the financial statements of the Company.

(b)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the assets of the Acquired Entities constitute all assets, properties, rights (including Contracts), privileges and interests of whatever kind or nature, real or personal or mixed, tangible or intangible, used or necessary to (a) conduct the business of the Acquired Entities in the manner in which the business of the Acquired Entities is currently being conducted and consistent with its past practices and as reflected in the financial statements of the Company, and (b) perform the obligations that are required to be performed under the Material Contracts on the date immediately following the Closing Date.

(c)                                  Section 2.7(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following real property that is owned in fee by the Company or its Subsidiaries: (i) real property with a land area of greater than 100,000 square feet and (ii) real property operated as a data center (collectively, the “Owned Real Property”).

(d)                                 (i) The Company or its Subsidiaries owns good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens; (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property; and (iii) neither the Company nor its Subsidiaries have received any written notice of any, and, there are no existing, pending or, to the Knowledge of the Company, threatened, condemnation, eminent domain, building, zoning or other land use proceedings or actions relating to any portion of the Owned Real Property that would materially detract from the current use value or occupancy thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) to the Knowledge of the Company, the present use of the land, buildings, structures and improvements on the Owned Real Property are in compliance with all applicable Legal Requirements and Governmental Authorizations, (B) the Owned Real Property is in compliance with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Owned Real Property and (C) neither the Company nor any Subsidiary of the Company has received written notice of any pending or, to the Knowledge of the Company, threatened special assessment proceedings affecting any portion of the Owned Real Property.

(e)                                  Section 2.7(e) of the Company Disclosure Schedule includes an accurate and complete list as of the date of this Agreement of all leases, subleases or other occupancies (excluding any of the foregoing for the lease of fiber infrastructure such as fiber optics or conduit) to which any of the Company or its Subsidiaries is a party as lessee (i) involving expected rental payments in excess of $1,000,000 for the 2019 calendar year or (ii) which is operated as a data center (each, a “Real Property Lease”, and together, the “Real Property Leases”) and the street address of each parcel of real property which is leased pursuant to the Real Property Leases (the “Leased Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the leasehold interests relating to the Real Property Leases are free and clear of all Liens, other than Permitted Liens, (ii) no default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the lessor, exists under any Real Property Lease, and to the Knowledge of the Company, neither the Company or any Subsidiary has received any written notice of any default under any of the Real Property Leases, and (iii) each Real Property Lease is legal, valid and binding on, and enforceable against, the Company or the applicable Subsidiary, and, to the Knowledge of the Company, on and against the lessor, in accordance with its terms subject to the Remedies Exception. None of the Leased Real Property listed on Section 2.7(e) of the Company Disclosure Schedule is owned, in whole or in part, in fee by any Affiliates of the Company or any Subsidiary of the Company.

(f)                                   Neither the Company nor any Subsidiary of the Company has received any written notice from any Governmental Entity that any Leased Real Property or interest therein is in violation, in any material respect, of any applicable Legal Requirement or Governmental Authorization.

(g)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened, condemnation, eminent domain, building, zoning or other land use proceedings or actions relating to any portion of the Leased Real Property that would detract from the current use, value or occupancy thereof, nor has the Company or any Subsidiary of the Company received written notice of any pending or, to the Knowledge of the Company, threatened special assessment proceedings affecting any portion of the Leased Real Property.

2.8                               Contracts.

(a)                                 The Company has delivered or made available to Parent or its counsel an accurate and complete copy of each Contract that is currently in effect:

(i)                                     that is required to be filed by the Company under Item 601(b)(10) of SEC Regulation S-K as an exhibit to its Annual Report on Form 10-K for the year ended June 30, 2018;

(ii)                                  containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate, including any non-compete or exclusivity provision;

(iii)                               that is a standstill or restrictive covenant agreement or that contains any standstill or similar agreement pursuant to which the Company or any of its Affiliates has agreed not to acquire or to other limitations with respect to assets or securities of another Person (other than confidentiality entered into in the ordinary course of business);

(iv)                              pursuant to which the Company or any of its Subsidiaries has potential indemnification obligations to any Person in excess of $10,000,000, except for ordinary course vendor and sales agreements;

(v)                                 that is a partnership, joint venture, limited liability company or similar arrangement or agreement relating to the formation, creation, operation, management or control of any partnership or joint venture with any other Person (other than the Company or any of its Subsidiaries);

(vi)                              that relates to or evidences Indebtedness or capital leases in excess of $10,000,000;

(vii)                           between the Company, on the one hand, and any director of the Company, or any employee of the Company or any of its Subsidiaries who holds a position in Total Compensation Group 1, 2, 3 or 4, or any Person beneficially owning five percent or more of the outstanding shares of Company Common Stock or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand;

(viii)                        that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(ix)                              containing a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $25,000,000;

(x)                                 evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract to which the Company or any of its Subsidiaries is a party;

(xi)                              is a Contract pursuant to which the Company or any of its Subsidiaries is granted material rights in or obtains a material license under IP Rights included in or otherwise material to (1) any product (including any product for which material development is ongoing) or service marketed or sold by the Company and its Subsidiaries or (2) the conduct of the business of the Company and its Subsidiaries which provided for payments from the Company or any of its Subsidiaries in excess of $1,000,000 for the 2017 fiscal year or in excess of $1,000,000 for the 2018 fiscal year or any year thereafter, in each case excluding (A) non-exclusive licenses to commercially available software with annual fees of less than $5,000,000, (B) licenses to any software subject to an “open source” or similar license, and (C) licenses to third-party software that is provided with an item of equipment, hardware or other tangible property;

(xii)                           is a Contract pursuant to which the Company or any Company Subsidiary grants to any third party any rights in or to use any material IP Rights owned by the Company and its Subsidiaries, excluding non-exclusive licenses granted in the ordinary course of business;

(xiii)                        that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or the pledging of the capital stock of the Company or any of its Subsidiaries;

(xiv)                       that is a Contract with any of the 30 largest customers by BRR as of December 31, 2018 or a customer set forth on Section 2.8(a)(xiv) of the Company Disclosure Schedule;

(xv)                          that is a Contract with any of the (i) top 10 vendors by operating expenditure, (ii) top 5 vendors by capital expenditure or (iii) vendors set forth on Section 2.8(a)(xv) of the Company Disclosure Schedule;

(xvi)                       that provides for the settlement of any material claim against the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any existing material monetary payment or obligation; or

(xvii)                    that provides for the acquisition or disposition by the Company or any Subsidiary of the Company of any material properties, rights or assets (except for acquisitions and dispositions of inventory in the ordinary course of business consistent with past practice), pursuant to which the Company or any Subsidiary of the Company has any material indemnification, earn-out or other contingent obligations.

(b)                                 Each Contract of a type described in Section 2.8(a) is referred to herein as a “Material Contract”. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect (in each case, subject to the Remedies Exception) as would not, or would not reasonably be expected to, individually or in the aggregate, be materially adverse to the business of the Company and its Subsidiaries, taken as a whole. There exists no invalidity, failure to be binding, unenforceability, ineffectiveness, breach or default with respect to any such Material Contracts on the part of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, except in each case, where such invalidity, failure to be binding, unenforceability, ineffectiveness, breach or default would not, or would not reasonably be expected to, individually or in the aggregate, be materially adverse to the business of the Company and its Subsidiaries, taken as a whole.

(c)                                  Section 2.8 of the Company Disclosure Schedule includes an accurate and complete list as of the date of this Agreement of all Material Contracts (other than Material Contracts specified in Section 2.8(a)(xiv) and in Section 2.8(a)(xv)). Material Contracts specified in Section 2.8(a)(xiv) are set forth in Section 6.10 of the Data Room and Material Contracts specified in Section 2.8(a)(xv) are set forth in Section 6.16 of the Data Room.

(d)                                 The Circuit Database specifies all contracted monthly recurring revenues generated by the Acquired Companies, excluding the Allstream Business and Zayo Professional Services, LLC, as of March 31, 2019, and is an accurate summary of the information contained therein in all material respects.

(e)                                  The IRU Waterfall included in Section 2.8(e) of the Company Disclosure Schedule provides an accurate summary of the portions of the Physical Network acquired under an indefeasible right of use by the Acquired Entities and that are greater than 1,000 route miles, including the location and scheduled expiration in respect of such indefeasible rights of use.

2.9                               Compliance with Legal Requirements. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Acquired Entity is, and since June 30, 2017 has been, in compliance with all Legal Requirements (and all posted and internal policies with respect to privacy, personal data and security of IT Assets (“Privacy Policies”)) applicable to the business, properties, right or other assets of the Company or any Subsidiary of the Company and (ii) no written notice, charge or assertion has been received by the Company or any Subsidiary of the Company since June 30, 2017 alleging any violation of any of the foregoing. No written notice, charge or assertion has been received by the Company or any Subsidiary of the Company since May 25, 2018 alleging violation of the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and any national law supplementing the GDPR (such as, in the United Kingdom, the Data Protection Act 2018).

2.10                        Legal Proceedings; Orders.

(a)                                 As of the date hereof, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any of the Acquired Entities that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or for which claims have been made (or might reasonably be expected to be made) that could result in liability to the Acquired Entities in excess of $400,000 individually;

(b)                                 As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c)                                  As of the date hereof, there is no investigation as to which the Company has been notified in writing, by any Governmental Entity with respect to any of the Acquired Entities pending or, to the Knowledge of the Company, threatened, other than any investigation that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.11                        Governmental Authorizations.

(a)                                 The Company and its Subsidiaries hold all Governmental Authorizations necessary to enable them to own, lease or operate their properties, rights and assets and to carry on and conduct their businesses in the manner in which such properties, rights and assets are currently owned, leased and operated and such businesses are currently being conducted, except where failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. (i) The

Governmental Authorizations held by the Company and its Subsidiaries are valid and in full force and effect, except where the failure of such Governmental Authorizations to be valid and in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the Acquired Entities are in material compliance with the terms and requirements of such Governmental Authorizations, except where the failure of such Governmental Authorizations to be valid and in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since June 30, 2017 through the date hereof, no Acquired Entity has received any written notice from any Governmental Entity: (A) asserting any material violation of any term or requirement of any material Governmental Authorization held by such Acquired Entity; (B) notifying such Acquired Entity of the revocation or withdrawal of any material Governmental Authorization held by such Acquired Entity; or (C) imposing any condition, modification or amendment on any Governmental Authorization, other than such condition, modification or amendment that would also be imposed on similarly situated holders of such Governmental Authorization.

(b)                                 Section 2.11(b) of the Company Disclosure Schedule identifies all of the Company Communications Licenses as of the date hereof. The Company Communications Licenses are all the authorizations, licenses, permits, certificates, approvals and clearances required under the Communications Laws for the Company and its Subsidiaries to own, lease and operate their properties, rights or other assets or to conduct their business in the manner in which such businesses are currently being conducted. The Company Communications Licenses are valid and in full force and effect and are not subject to any material conditions, except those conditions that may be contained within the terms of such Company Communications Licenses. As of the date hereof, no action by or before any Telecommunications Regulatory Authority is pending (or, to the Knowledge of the Company, is being threatened) in which the requested remedy is: (i) the revocation, suspension, cancellation, rescission or material modification of, or the refusal to renew, any of the Company Communications Licenses; or (ii) the imposition on any of the Acquired Entities of material fines, penalties or forfeitures. The holder of each Company Communications License is in compliance with such Company Communications License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Laws, and the payment of all regulatory assessments, fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where the failure of such holder of Company Communications License to be in compliance, fulfill or perform its obligations or pay such assessments, fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, neither the Universal Service Administration Company nor any analogous foreign universal service administrator or regulator has initiated any inquiries, audits or other proceedings involving or against any of the Acquired Entities (and, to the Knowledge of the Company, no such inquiries, audits or other proceedings have been threatened by the Universal Service Administration Company or any analogous foreign universal service administrator or regulator against any of the Acquired Entities) that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.12                        Tax Matters.

(a)                                 Each income or other material Tax Return required to be filed by the Acquired Entities with any Governmental Entity with respect to taxable periods ending on or before the Effective Time (the “Company Returns”) (i) has been or will be filed and (ii) has been, or will be when filed, true, complete and correct in all material respects. The Acquired Entities have timely paid, or will timely pay on or before the Effective Time, in full all material Taxes due and payable (whether or not shown on any Tax Return). For Taxes not yet due, the Acquired Entities have made adequate provision for all material Taxes in accordance with GAAP.

(b)                                 The 2018 Year-End Balance Sheet fully accrues the material liabilities of the Acquired Entities for Taxes with respect to all periods through June 30, 2018 in accordance with GAAP. The Company will establish, in the ordinary course of business and consistent with its past practices, appropriate reserves for the payment of Taxes due for the period from June 30, 2018 through the Effective Time.

(c)                                  There are no investigations, examinations or audits of any material Company Return currently in progress (or, to the Knowledge of the Company, threatened or contemplated). The Acquired Entities have not waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business). No Legal Proceeding, assessment, dispute or claim is pending (or, to the Knowledge of the Company, is being threatened) by any Governmental Entity against any of the Acquired Entities in respect of any material Tax. No written claim has ever been made by any Governmental Entity in a jurisdiction where none of the Acquired Entities file Tax Returns that an Acquired Entity is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction. There are no material unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by any of the Acquired Entities with respect to any Tax. To the Knowledge of the Company, there are no Liens with respect to Taxes upon any of the assets of any of the Acquired Entities, except Liens for current Taxes not yet due and payable.

(d)                                 None of the Acquired Entities is required to include amounts in income, or exclude any item of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in, or incorrect method of, accounting occurring prior to the Closing, (ii) a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or before the Closing Date, (iii) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax law), or (iv) an election pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state or United States local or foreign income Tax law).

(e)                                  To the Knowledge of the Company, none of the Acquired Entities has been a member of any combined, consolidated or unitary group filing a consolidated, joint, unitary or combined income Tax Return (other than a group the common parent of which is the Company) or is liable for Taxes of any person arising under principles of Section 1.1502-6 of the Treasury Regulations or any analogous provision of state, local or foreign law, or as a transferee or successor, by Contract, or otherwise (excluding Contracts entered into in the ordinary course of business, the principle subject of which is not Taxes).

(f)                                   None of the Acquired Entities is a party to or is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar Contract or arrangement (excluding Contracts entered into in the ordinary course of business, the principle subject of which is not Taxes). The Acquired Entities have no obligation to any Person to provide any “gross-up” or similar payment to any Person with respect to any excise tax imposed under Section 4999 of the Code.

(g)                                  All material Taxes required to be withheld, collected and paid by or with respect to any of the Acquired Entities have been timely withheld, collected and paid to the relevant Governmental Entity. Each of the Acquired Entities has complied with all Tax reporting and record keeping requirements.

(h)                                 None of the Acquired Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of state, local or foreign law).

(i)                                     None of the Acquired Entities has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(j)                                    No Acquired Entity is required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (ii) a prepaid amount received, or paid, prior to the Closing Date or (iii) deferred gains arising prior to the Closing Date.

(k)                                 The Acquired Entities have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entities, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(l)                                     This Section 2.12, together with the relevant portions of Section 2.13, contains the sole representations of the Company with respect to Taxes.

2.13                        Employee Benefit Plans.

(a)                                 Section 2.13(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each of the material Company Plans. For purposes of this Agreement, “Company Plans” means all employee benefit plans, programs and arrangements (including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA) and any other material bonus, stock option, stock purchase, equity or equity-based, incentive, deferred compensation, retirement, pension, supplemental retirement, health, life or disability insurance, dependent care, severance, termination, separation, retention, employment, change-in-control, and other similar fringe or employee benefit plans, programs or arrangements sponsored or maintained by the Acquired Entities for the benefit of any current or former director, officer, employee or individual consultant of any of the Acquired Entities or to which the Acquired Entities are making (or are required to make) contributions or with respect to which the Acquired Entities have or could reasonably be expected to have any liability (contingent or otherwise), but excluding, in each case, any compensation or benefit plan, program and arrangement sponsored or maintained by a Governmental Entity. With respect to each material Company Plan, the Company has provided or made available to Parent current, accurate and, subject to compliance with applicable Legal Requirements relating to data privacy, complete copies, of: (i) the current plan document and any amendment thereto (or, with respect to any such plan that is not in writing, a written description of the material terms thereof), (ii) any related trust agreements or other funding arrangements with respect to any Company Plan and any amendment thereto, (iii) any current summary plan description, and all summaries of material modifications thereto, (iv) for the most recent plan year, Form 5500s, annual reports, financial statements and/or actuarial reports, and (v) the most recent Internal Revenue Service determination, opinion or advisory letter.

(b)                                 Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service stating that such Company Plan is so qualified or is a prototype plan to whose sponsor a favorable opinion letter has been issued by the Internal Revenue Service and, to the Knowledge of the Company, no event has occurred and no condition exists that would result in a revocation of any such determination, opinion or advisory letter. Each Company Plan has been established, operated and administered in compliance with its terms in all material respects and complies in form and in operation in all material respects with all applicable Legal Requirements. There are no pending, or to the Knowledge of the Company, threatened Legal Proceedings (other than routine claims for benefits) by any Person or any Governmental Entity by, on behalf of or against any Company Plan or a related trust which could reasonably be likely to result in any material liability to any Acquired Entity.

(c)                                  No Company Plan is, and none of the Acquired Entities nor any Person that, together with any of the Acquired Entities, is treated as a single employer or members of a controlled group under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code has during the preceding six (6) years, sponsored, contributed to, or had or has any liability with respect to, an employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA. Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, no Company Plan provides health or life insurance benefits (whether or not insured), with respect to current or former employees or directors of any of the Acquired Entities beyond their retirement or other termination of service, other than health continuation coverage as required by Section 4980B or similar law, the full cost of which is borne by the current or former employee or director, or health care coverage through the end of the calendar month in which a termination of employment occurs.

(d)                                 Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in good faith operational and documentary compliance with Section 409A of the Code and all Internal Revenue Service guidance promulgated thereunder.

(e)                                  Except as disclosed in Section 2.13(e) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event(s), (i) entitle any current or former employee, officer, director or individual consultant of any Acquired Entity to severance pay or any other similar termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or individual consultant, (iii) directly or indirectly cause any Acquired Entity to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise trigger any material obligation under any Company Plan or (v) limit or restrict the right to terminate or amend any Company Plan on or following the Effective Time (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(f)                                   None of the Acquired Entities is a party to any agreement, Contract, arrangement or plan (including any Company Plan) and no director, officer, employee or individual consultant of the Acquired Entities is entitled to any payments or benefits that has resulted or would result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)                                  Section 2.13(g) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Company Plan that is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (such Company Plans, the “Foreign Benefit Plans”). Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Foreign Benefit Plan which, under the Legal Requirements of any jurisdiction outside of the United States, is required to be registered or approved by any Governmental Entity, has been so registered and approved and has been maintained in good standing with applicable requirements of the Governmental Entity, (ii) if intended to qualify for special tax treatment, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plans, and (iii) each Foreign Benefit Plan that is intended to be funded and/or book reserved are funded and/or book reserved, as appropriate, based on reasonable actuarial assumptions.

2.14                        Labor Matters.

(a)                                 Except as set forth on Section 2.14(a) of the Company Disclosure Schedule, there are no collective bargaining agreements or other labor union or works council agreements to which any of the Acquired Entities is a party or by which any of the Acquired Entities is bound, and no such contract is being negotiated by the Company or any of the Subsidiaries of the Company. Each such agreement is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect (in each case, subject to the Remedies Exception) as would not, or would not reasonably be expected to, individually or in the aggregate, be material to the Company and its

Subsidiaries, taken as a whole. There exists no material invalidity, failure to be binding, unenforceability, ineffectiveness, breach or default with respect to any such agreement on the part of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, except as would not, or would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(b)                                 (i) No employees of any Acquired Entity are represented by a labor union, works council, or other employee representative body in connection with the employee’s employment; (ii) to the Knowledge of the Company, none of the Acquired Entities is the subject of any material union organizing efforts and (iii) none of the Acquired Entities is experiencing any actual or threatened employee strikes, work stoppages, slowdowns or lockouts which are likely to materially interfere with the respective business activities of the Acquired Entities.

(c)                                  Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since June 30, 2016: (i) none of the Acquired Entities is or has been the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization or seeking to authorize representation of any of the Acquired Entities’ employees by any labor organization, and (ii) the Acquired Entities are in compliance with all applicable Legal Requirements respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, immigration, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, worker classification, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(d)                                 Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no Legal Proceeding by or on behalf of any employee or, to the Knowledge of the Company, threatened with respect to or relating to any labor or employment laws or the employment practices of any Acquired Entity.

(e)                                  To the Knowledge of the Company, since June 30, 2016 through the date hereof, no written allegations of sexual harassment or sexual misconduct have been made to the Company against any person who is a named executive officer of the Company in his or her capacity as such.

2.15                        Environmental Matters. Each of the Acquired Entities is in compliance with all applicable Environmental Laws, except where the failure to be in such compliance or such violation would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since June 30, 2017, through the date hereof, none of the Acquired Entities has received any unresolved written notice from a Governmental Entity or any other Person that alleges that it is or was materially violating any Environmental Law or is subject to any material liability under any Environmental Law. To the Knowledge of the Company, no current or prior owner of any property, leased or controlled by any of the Acquired Entities has received any written notice from a Governmental Entity or any other Person, that alleges that such current or prior owner or any Acquired Entity is or was materially violating any Environmental Law or is subject to any material liability under any Environmental Law. To the Knowledge of the Company, none of the Acquired Entities or any other Person, has released, placed or disposed of any Hazardous Substances at any properties currently or formerly owned, leased or operated by any of the Acquired Entities, or at any third-party locations. For purposes of this Section 2.15, “Environmental Law” means any Legal Requirement relating to pollution or protection of the environment, natural resources or human health and safety, or regulating emissions, discharges or releases of Hazardous Substance; “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as hazardous, toxic, a pollutant, or terms of similar import, under any applicable Environmental Law, whether by type or by quantity, and including any hazardous waste, toxic waste, solid waste, pollutant, contaminant, hazardous or toxic substance, radioactive materials, asbestos, polychlorinated biphenyl, petroleum and petroleum products.

2.16                        Insurance. The Company and each of its Subsidiaries are covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Entities that in all material respects (a) are in full force and effect and all premiums due and payable thereon have been paid and (b) are sufficient for compliance with all applicable Legal Requirements and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which the Acquired Entities operate. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach of or default under any such insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice, lapse of time or both, would constitute such a breach or default or permit termination or adverse modification of any such insurance policies. Since June 30, 2017, none of the Acquired Entities has received any written communication notifying it of any: (a) cancellation or invalidation of any material insurance policy held by it (other than in connection with normal renewals); (b) refusal of any coverage or rejection of any material claim under any material insurance policy held by it; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by it. There is no pending claim by any of the Acquired Entities against any insurance carrier under any insurance policy held by any of the Acquired Entities involving an amount in excess of $10,000,000 individually.

2.17                        Compliance With Sanctions and Anticorruption Laws.

(a)                                 For the last 5 years, none of the Acquired Entities, or, (i) their respective directors or officers, in their capacity as such, (ii) to the Knowledge of the Company, any other employee of the Acquired Entities or (iii) to the Knowledge of the Company, any agent of or other Person acting for or on behalf of the Acquired Entities, in their capacity as such, has (A) violated any applicable anti-money laundering or financial recordkeeping Legal Requirements in any material respect or (B) is now or has been subject to actual, pending, or to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of alleged violation, investigations (whether internal or external, formal or informal), proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Entity relating to material violations of applicable anti-money laundering or financial recordkeeping Legal Requirements. The Company has policies and procedures designed to reasonably ensure compliance by the Acquired Entities and their respective directors, officers, employees and agents with applicable anti-money laundering or financial recordkeeping Legal Requirements.

(b)                                 For the last 5 years, none of the Acquired Entities, or (i) their respective directors or officers or (ii) to the Knowledge of the Company, any other employee of the Acquired Entities or any agent of or other Person acting for or on behalf of the Acquired Entities, in their capacity as such, has (A) violated in any material respect any applicable sanctions, or antiboycott, Legal Requirements of the United States, Canada, United Kingdom or the European Union (“Sanctions”) or (B) is now or has been subject to actual, pending, or to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of alleged violation, investigations (whether internal or external, formal or informal), proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Entity relating to violations of Sanctions. The Company has policies and procedures designed to reasonably ensure compliance by the Acquired Entities and their respective directors, officers, and employees with Sanctions.

(c)                                  For the last 5 years, none of the Acquired Entities, or, their respective directors or officers, or, to the Knowledge of the Company, their respective employees or, any agent of or other Person acting for or on behalf of the Acquired Entities, in their capacity as such, (i) has materially violated applicable Anticorruption Laws, including corruptly making an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corrupt Practices Act of 1977, as amended) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable Anticorruption Laws or (ii) is now or has been subject to actual, pending, or, to the Knowledge of the Company, threatened civil, criminal or administrative actions, any investigation (whether internal or external, formal or informal) concerning applicable Anticorruption Laws or made any voluntary disclosures to, any Governmental Entity relating to violations of applicable Anticorruption Laws. The Company has policies and procedures reasonably designed to ensure compliance by the Acquired Entities and their respective directors, officers, employees and agents with applicable Anticorruption Laws.

(d)                                 Neither the Acquired Entities nor to the Knowledge of the Company, their respective directors, officers employees or agents or other Person acting for or on behalf of the Acquired Entities: (i) is, or, to the extent the concept of ownership or control is applicable to such Person, owned 50 percent or greater or controlled by, individually or in the aggregate, a Person or entity that is the target of Sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons, the Sectoral Sanctions Identifications List, or the Foreign Sanctions Evaders, Denied Persons List, Entity List, or any other Sanctions related lists of known or suspected terrorists, terrorist organizations (such entities, Persons or organizations collectively, the “Restricted Parties”); or (ii) has conducted any business with or engaged in any transaction or arrangement with or involving, directly or knowingly indirectly, any Restricted Parties or countries subject to comprehensive Sanctions (which as of the date of this Agreement are the Crimea Region of Ukraine, Cuba, Iran, North Korea, and Syria), in each case, in violation of applicable Sanctions.

2.18                        Export Controls. Each of the Acquired Entities and their Affiliates is, and for the last 5 years has been, in material compliance the Export Administration Regulations, the International Traffic in Arms Regulations, and any other Legal Requirements concerning export controls of all jurisdictions in which the Acquired Entities conduct business or have operations (collectively, “Export Controls”). There are no pending or, as of the date hereof, to the Knowledge of Company, threatened claims, suits, investigations (whether internal or external, formal, or informal), audits, arbitrations, proceedings or litigation in writing by any Governmental Entity concerning potential violations of applicable Export Controls by any Acquired Entity or any Affiliate of an Acquired Entity. The Company has policies and procedures reasonably designed to ensure compliance by the Acquired Entities and their respective directors, officers, employees and agents with applicable Export Controls.

2.19                        Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The Company Board has: (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and resolved to recommend that the stockholders of the Company adopt this Agreement (such approval, declaration and recommendation, collectively, the “Company Recommendation”) and (c) directed that this Agreement be submitted to the stockholders of the Company for their adoption at the Company Stockholders Meeting. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the shares of Company Common Stock outstanding on the record date established for the Company Stockholders Meeting (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies ((i) and (ii), the “Remedies Exception”).

2.20                        Transferred Data Center Matters. None of the Acquired Entities has entered into any Contract to provide electric power from each data center owned, leased or operated by the Acquired Entities (the “Transferred Data Centers”) to any Person (a) except in the ordinary course of business consistent with past practice, or (b) in excess of the electrical power capacity available at the applicable Transferred Data Center to provide such electric power historical usage patterns and industry patterns, that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.21                        Fiber Network. Except, in the case of paragraphs (b), (c) and (d), for violations and defaults that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)                                 Section 2.21(a) of the Company Disclosure Schedule sets forth (i) a description, that is true and complete in all material respects of the collocation facilities operated by the Acquired Entities as commercial data centers, (ii) a Google Earth KMZ digital file of a map of the Physical Network (including any fiber routes under construction) that identifies which locations are owned or leased and that is accurate and complete in all material respects as of May 7, 2019 and (iii) a complete list of material outages, failures, breakdowns or continuous periods of substandard service and material network and collocation service unavailability which resulted in customer service credits greater than $50,000 during the four years prior to the date hereof.

(b)                                 Each of the collocation facilities operated by the Company as commercial data centers and the Company’s Physical Network, taken as a whole, are, in all material respects, working, functional, fit for the purpose intended, have been maintained, subject to ordinary wear and tear, in good repair and working order condition and are without any material defects for purposes of operating the business of the Acquired Entities.

(c)                                  The Company has a Valid Right, or otherwise has the right, to use all equipment necessary to operate the Physical Network of the Company as currently operated by the Company. Other than through the process of eminent domain, no Governmental Entity or other third party has any right to purchase or otherwise acquire or lease the Physical Network or any material portion thereof, and there is currently no action or proceeding pending or, to the Knowledge of the Company, threatened, whereby a Governmental Entity or other third party is seeking to purchase or otherwise acquire or lease the Physical Network or any portion thereof.

(d)                                 The Acquired Entities have acquired Valid Rights necessary or required for constructing and using the Physical Network, including having (i) obtained the necessary Governmental Authorizations and rights-of-way, obtained easements and placed conduit, cables and structures in the appropriate locations along the Physical Network as necessary or required; (ii) used their reasonable efforts to protect the property of owners and any adjacent property, and used their reasonable efforts to take precautions for the safety of its employees and subcontractors in constructing the Physical Network and (iii) in constructing the Physical Network, the Group Companies having procured any and all Governmental Authorizations of a temporary nature, and all rights of access that were or are necessary for the construction (e.g., bridge, rail, and interstate highway crossings).

2.22                        Security Clearance. As of the date hereof, no Acquired Entity holds a facility security clearance from the United States or any foreign government.

2.23                        Stockholder Vote. Assuming the accuracy of the representation and warranty made in Section 3.10, the Company Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries that is necessary to adopt this Agreement and approve the Merger.

2.24                        Non-Contravention; Consents. Except, in the case of clauses (b) and (c), for violations and defaults that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this

Agreement will not: (a) conflict with or cause a breach or violation of any of the provisions of the certificate of incorporation or bylaws or equivalent organizational documents of any of the Acquired Entities; (b) subject to obtaining the consents or approvals and delivering the notices or other filings from the Governmental Entities described in this Section 2.24, cause a violation by any of the Acquired Entities of any Legal Requirement applicable to it or its properties, rights or assets or (c) result in or constitute (with or without notice or lapse of time or both) a default or give rise to any right of termination, amendment, cancellation or acceleration under any of the terms, conditions or provisions of any Material Contract or Real Property Lease or require notice be given to the counterparty of any such Material Contract or Real Property Lease or require the consent of the counterparty to any such Material Contract or Real Property Lease. Except as may be required by the Telecommunications Regulatory Authorities or Governmental Franchising Authorities or as may be required under the Exchange Act, the DGCL, the HSR Act, or other applicable Antitrust Laws, or the rules and regulations of the New York Stock Exchange, none of the Acquired Entities is required to make any filing with or give any notice to, or to obtain any consent or approval from, any Governmental Entity in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except where the failure to make any such filing, give any such notice or obtain any such consent or approval would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.25                        Section 203 of the DGCL Not Applicable. Assuming the accuracy of the representation and warranty made in Section 3.6 and Section 3.10, as of the date hereof, the Company Board has taken action necessary to render Section 203 of the DGCL and any similar law inapplicable to the Merger. No other state takeover statute or similar statute or regulation applies to the Merger or the transactions contemplated hereby.

2.26                        Ownership Limitations. As of the date hereof, the Company Board has taken all action necessary to render Sections 12.2 and 13.2 of the Amended and Restated Certificate of Incorporation of the Company (the “Ownership Limitation”) inapplicable to the Merger, this Agreement and the consummation of the transactions contemplated hereby by granting Parent, Merger Sub and any member of any “group” (within the meaning of Section 13(d) of the Exchange Act) of which Parent or Merger Sub may be a member solely with respect to the transactions contemplated by this Agreement, the exemption from such Ownership Limitation described in Section 2.26 of the Company Disclosure Schedule and without any payment being made in respect thereof.

2.27                        Opinion of Financial Advisor. The Company Board has received (a) the opinion of Goldman Sachs & Co. LLC to the effect that, as of the date of such opinion (and subject to the factors, assumptions, qualifications and limitations set forth in such opinion), the Per Share Amount to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent and its Affiliates) and (b) the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion (and subject to the factors, assumptions, qualifications and limitations set forth in such opinion), the Per Share Amount to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent and its Affiliates). A copy of such opinions will be promptly made available to Parent for information purposes only following the execution and delivery of this Agreement.

2.28                        Brokers. Except as set forth in Section 2.28 of the Company Disclosure Schedule, no broker, finder or investment banker (collectively, the “Financial Advisors”) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a true and complete copy of each Contract between the Company and each of the Financial Advisors pursuant to which such Financial Advisor could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby. The formula for calculating the aggregate fees and maximum out-of-pocket expenses payable by the Company or any of its Subsidiaries to the Financial Advisors in connection with this Agreement and the transactions contemplated hereby is set forth in Section 2.28 of the Company Disclosure Schedule.

2.29                        Proxy Statement. The Proxy Statement (as defined in Section 4.3(a)) will comply as to form in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC, on the date first published, sent or given to the Company’s stockholders and at the time of the Company Stockholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to any information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement.

2.30                        Related Party Transactions. Since June 30, 2016, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act of 1933 and that have not been so disclosed in the Company SEC Documents.

2.31                        No Other Parent or Merger Sub Representation or Warranties. Except for the representations and warranties set forth in Article 3 or any certificate delivered at Closing, the Company hereby acknowledges that neither the Parent nor Merger Sub, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other representation or warranty of any kind whatsoever, express or implied, at law or in equity, either written or oral, by or on behalf of Parent or Merger Sub or their respective businesses or operations, including with respect to the accuracy or completeness of any information, documents, estimates, projections, forecasts, forward-looking information, management presentations or other materials provided or made available by Parent or Merger Sub.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the disclosure schedule delivered to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth on any schedule of the Parent Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

3.1                               Due Organization; Etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and Merger Sub have all requisite corporate power and authority to own, lease and operate their respective properties, and to conduct their businesses in the manner in which such businesses are currently being conducted. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation and bylaws, each as amended to the date of this Agreement.

3.2                               Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has no assets, liabilities or obligations of any nature other than those incident to its formation and the transactions contemplated by this Agreement, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to such transactions.

3.3                               Legal Proceedings; Orders.

(a)                                 There is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or Merger Sub that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 There is no order or judgment to which Parent or Merger Sub is subject that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  There is no investigation by any Governmental Entity with respect to Parent or Merger Sub pending or, to the Knowledge of Parent, threatened, other than any investigation that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.4                               Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent has authorized and approved the execution, delivery and performance of this Agreement by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement other than, with respect to the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the filing of the certificate of merger as required by the DGCL. This Agreement has been duly and validly executed and delivered on behalf of each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Remedies Exception.

3.5                               Non-Contravention; Consents. Except, in the case of clauses (b) and (c), for violations and defaults that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) conflict with or cause a breach or violation of any of the provisions of the certificate of incorporation or bylaws or comparable governing documents of Parent or Merger Sub; (b) subject to obtaining the consents or approvals and delivering the notices or other filings from the Governmental Entities described in this Section 3.5, cause a violation by Parent or Merger Sub of any Legal Requirement applicable to Parent or Merger Sub or its properties, rights or assets or (c) result in or constitute (with or without notice or lapse of time or both) a default or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or require notice be given to the counterparty of any such Contract or require the consent of the counterparty to any such Contract. Except as may be required by CFIUS or CFIUS member agencies, the Telecommunications Regulatory Authorities or Governmental Franchising Authorities or as may be required under the Exchange Act, the Securities Act, state securities laws, the DGCL, the HSR Act, or other applicable Antitrust Laws, neither Parent nor Merger Sub is required to make any filing with or give any notice to, or to obtain any consent or approval from, any Governmental Entity in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing, give any such notice or obtain any such consent would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

3.6                               Not an Interested Stockholder. As of the date hereof, neither Parent nor Merger Sub is, or has been at any time during the period commencing 3 years prior to the date hereof through the date hereof, an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL and Section 12.2 of the Amended and Restated Certificate of Incorporation of the Company). No “fair price,” “moratorium,” “control share acquisition” or other similar takeover statute or similar statute or regulation applies to Parent or Merger Sub with respect to this Agreement or the Merger.

3.7                               Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) executed Equity Commitment Letters from each of the Sponsors, pursuant to which the Sponsors have committed, on and subject to the terms and conditions set forth therein, to provide equity financing in the amounts set forth therein for the purposes of financing a portion of the Required Uses (the “Equity Financing”), (ii) an executed debt commitment letter and a Redacted Fee Letter from Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC (together, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, collectively referred to as the “Financing Letters”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide debt financing in the amounts set forth therein for the purposes of financing a portion of the Required Uses (being collectively referred to as the “Debt Financing”, and together with the Equity Financing, collectively referred to as the “Financing”). None of the Financing Letters has been amended or modified prior to the date of this Agreement and, as of the date of this Agreement, no such amendment or modification is contemplated (other than amendments or modifications to the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof) and, as of the date of this Agreement, to the Knowledge of Parent, the respective commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Except for engagement letters, fee credit letters and non-disclosure agreements with respect to the Financing, as of the date of this Agreement, there are no side letters or agreements to which Parent or Merger Sub or any of their Affiliates is a party related to the funding or investing, as applicable, of the Financing, or which include conditions precedent to the obligations of the parties thereunder, other than as expressly set forth in the Financing Letters delivered to the Company pursuant to this Section 3.7. Parent has fully paid or caused to be fully paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement, and as of the date of this Agreement, the Financing Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the Knowledge of Parent or Merger Sub, each of the other parties thereto, in each case, subject to the Remedies Exception. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent or Merger Sub, any other party thereto under any of the Financing Letters. As of the date of this Agreement, assuming that each of the conditions to Closing set forth in Sections 5.1 and 5.2 of this Agreement have been satisfied, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Letters applicable to it will not be satisfied on the Closing Date. Assuming the Financing is funded and/or invested in accordance with the Financing Letters, Parent and Merger Sub will have on the Closing Date, in the aggregate and together with the available cash and cash equivalents of the Company, funds sufficient to (i) pay the aggregate Merger Consideration and the aggregate Company RSU Consideration, (ii) finance the repayment or refinancing of Indebtedness contemplated by this Agreement or either Financing Letter, (iii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder (collectively, the “Required Uses”).

3.8                               Solvency. Assuming (a) satisfaction of the conditions or, to the extent permitted by applicable Legal Requirements, waiver of such conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (b) any repayment or refinancing of Indebtedness as contemplated in this Agreement or the Financing Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article 2 hereof (for such purposes, without giving effect to any “Knowledge,” “materiality” or “Material Adverse Effect” qualifications or exceptions therein), (d) any estimates, projections or forecasts of the Company and its Subsidiaries provided to Parent prior to the date of this Agreement have been prepared in good faith based upon assumptions that were and continue to be reasonable at and immediately after the Closing, (e) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and (f) payment of all related fees and expenses, each of Parent, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including a reasonable estimate of the amount of all contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the liabilities of such Person on its existing debts (including a reasonable estimate of the amount of all contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, or raise additional capital by other means to meet its obligations as they become due.

3.9                               Termination Fee Equity Agreements. Concurrently with the execution of this Agreement, each of the Sponsors has duly executed and delivered to the Company a Termination Fee Agreement. Each Termination Fee Agreement is in full force and effect and is the valid, binding obligation of such Sponsor, enforceable in accordance with its terms, subject to the Remedies Exception.

3.10                        Ownership of Company Common Stock. As of the date hereof, neither Parent nor any of Parent’s Subsidiaries (including Merger Sub) beneficially own any shares of Company Common Stock.

3.11                        Information Supplied. The written information furnished to the Company by or on behalf of Parent and Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting or the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to any information supplied by or on behalf of Company or its Subsidiaries for inclusion in the Proxy Statement.

3.12                        Regulatory Matters. Except as disclosed in Section 3.12 of the Parent Disclosure Schedule, Parent represents that as of the date of this Agreement and as of the Closing Date, with respect to itself and its subsidiaries (including Merger Sub) and Affiliates (each, a “Parent Affiliated Company”), (A) no Parent Affiliated Company is a foreign person or an Incumbent Local Exchange Carrier (as defined by the Communications Act); (B) no foreign person has an attributable (as calculated under the Communications Act) direct or indirect ownership, voting or other control interest in any Parent Affiliated Company of ten percent (10%) or more; (C) the Parent Affiliated Companies are not cable operators, and a waiver of Section 652(b) of the Communications Act is not required to consummate the Merger or any of the other transactions contemplated by this Agreement to the extent that Parent Affiliated Companies may be affiliates (as defined in the Communications Act) of a cable operator; (D) no such Parent Affiliated Company has an ownership, voting or other control interest in or is an affiliate (as defined in the Communications Act) of (i) any Incumbent Local Exchange Carrier or (ii) any foreign telecommunications carrier or other foreign provider of telecommunications; and (E) the foreign ownership of Parent does not exceed the benchmarks set forth in Section 310(b) of the Communications Act.

3.13                        Brokers. Except as set forth in Section 3.13 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.14                        Access. Parent acknowledges that, to its Knowledge, it and the Purchaser Representatives have received access to substantially all such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and the Purchaser Representatives have requested to review, and that it and the Purchaser Representatives have had full opportunity to meet with the management of the Company to discuss the businesses and assets of the Company and its Subsidiaries.

3.15                        Absence of Certain Agreements. As of the date of this Agreement, there are no contracts to which any of Parent, Merger Sub, or any of their respective Affiliates is party pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt or approve or otherwise to support this Agreement or the Merger or agrees to vote against any Alternative Acquisition Proposal.

3.16                        Independent Review; Non-Reliance. Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Acquired Entities. In connection with entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement.

3.17                        No Other Company Representation or Warranties. Except for the representations and warranties set forth in Article 2 or any certificate delivered at Closing, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other representation or warranty of any kind whatsoever, express or implied, at law or in equity, either written or oral, with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to the accuracy or completeness of any information, documents, estimates, projections, forecasts, forward-looking information, management presentations or other materials provided or made available to Parent or Merger Sub.

ARTICLE 4

COVENANTS

4.1                               Interim Operations of the Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, as required by any applicable Legal Requirement or as otherwise expressly permitted by this Agreement, the Company shall, and shall cause each of the other Acquired Entities to, (x) in all material respects carry on its business in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to preserve intact its business, assets and properties and its present relationships with customers, suppliers, lenders, creditors, landlords and other persons with which it has business relations or dealings, and to keep available the services of its current officers and the employees in Total Compensation Group 1, 2, 3 or 4, in each case as set forth in this clause (y) in all material respects in the ordinary course of business consistent with past practice. In addition to and without limiting the generality of the foregoing, the Company agrees that, prior to the Effective Time, except (i) to the extent Parent or Merger Sub shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 4.1 of the Company Disclosure Schedule, (iii) as expressly contemplated or required by this Agreement or (iv) to the extent required by any Legal Requirement, the Company shall not, and shall cause each of the other Acquired Entities not to:

(a)                                 amend, adopt, modify, waive or propose any change to its certificate of incorporation or bylaws or equivalent organizational documents;

(b)                                 split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

(c)                                  declare, set aside or pay any dividend or distribution (whether payable in cash, stock or property) with respect to any shares of its capital stock or other equity interests

(except for dividends by a wholly owned Subsidiary to its direct parent), or enter into any agreement with respect to the voting of its capital stock other equity interests;

(d)                                 merge or consolidate with any other Person or restructure, reorganize, recapitalize, dissolve or completely or partially liquidate the Company or any other Acquired Entity, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, other than among wholly owned Subsidiaries;

(e)                                  form any Subsidiary other than in the ordinary course of business;

(f)                                   commit to acquiring any equity interest in any other Entity for which the fair market value of the total consideration payable by the Company and the other Acquired Entities would exceed $25 million individually or, when combined with any actions permitted by Section 4.1(g) or (o), the aggregate amount of such commitments would exceed $225 million in any calendar quarter;

(g)                                  commit to acquiring (whether pursuant to merger, stock or asset purchase or otherwise) any business enterprise or assets from any other Person with a value or purchase price that would exceed $25 million individually or, when combined with any actions permitted by Section 4.1(f) or (o), the aggregate amount of such commitments would exceed $225 million in any calendar quarter;

(h)                                 issue, sell, grant, pledge, dispose of, transfer or encumber, or authorize the issuance, sale, grant, pledge, disposition, transfer or encumbrance of, any additional shares of, or securities convertible or exchangeable for, or Company RSUs, options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other equity interests of the Company or any other Acquired Entity on a deferred basis or other rights linked to the value of shares of capital stock or other equity interests, other than (i) the issuance of shares of Company Common Stock issuable upon the settlement of Company RSUs outstanding as of the date hereof or (ii) the grant of Company RSUs to employees on a quarterly basis, in the ordinary course of business and consistent with past practice or as otherwise expressly provided in Section 4.1(h) of the Company Disclosure Schedule; provided, that in no event shall any such grant of Company RSUs be subject to accelerated vesting on, in connection with, or following the Closing except as provided in Section 4.1(h) of the Company Disclosure Schedule;

(i)                                     transfer, lease, license, sell, mortgage, pledge, allow to lapse or expire (except for the expiration of a stated term or a termination at the expiration of a stated term), dispose of, abandon, fail to maintain or encumber (other than Permitted Liens) any material assets, rights or properties, other than: (i) sales of title to physical assets in the ordinary course of business consistent with past practice if the proceeds of any such sale do not exceed $10 million, (ii) sales of dark fiber indefeasible rights of use in the ordinary course of business consistent with past practice if the upfront payment in respect of any such sale does not exceed $10 million, (iii) as security for any borrowings that are not prohibited by Section 4.1(k), (iv) the transfer or sublease of real property involving an asset value not exceeding $1 million, (v) dispositions and management of obsolete assets, rights or properties no longer used in the operation of the businesses of the Company and its Subsidiaries or (vi) other than sales covered by (ii) above, the transfer, lease, license or sale, in the ordinary course of business consistent with past practice, of connectivity, colocation/data center, cloud and security services, including but not limited to internet and IP services, transport services, mobile infrastructure services, Ethernet services, private dedicated network services, disaster recovery and cyber security services;

(j)                                    repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests, except shares of the Company’s capital stock repurchased from employees or former employees of any of the Acquired Entities as required pursuant to existing contractual relationships with holders of Company RSUs in effect as of the date of this Agreement;

(k)                                 incur, create, assume, guarantee or otherwise become liable for any Indebtedness, except for: (i) short-term borrowings incurred in the ordinary course of business consistent with past practice, (ii) revolving borrowings incurred pursuant to the Credit Agreement and (iii) any guarantees contemplated by the Credit Agreement or the Company Notes or any Indebtedness permitted thereunder;

(l)                                     incur, create, assume, guarantee or otherwise become liable for any capital lease, except for capital leases incurred in the ordinary course of business consistent with past practice that do not exceed $4 million individually and $20 million in the aggregate, but excluding capital leases in respect of any renewals or replacements of existing capital leases that are required to operate the business in the ordinary course of business consistent with past practice;

(m)                             except to the extent required by any Company Plan set forth on Section 2.13(a) of the Company Disclosure Schedule, as required by applicable Legal Requirements or any agreement or arrangement with any union, works council or other body that represents employees of the Company or any Subsidiary, or as expressly permitted pursuant to Section 4.1(h)(ii) (i) establish, adopt, enter into, terminate, or amend any Company Plan (or any agreement, program, policy or plan that would be a Company Plan if it were in existence on the date hereof) (other than to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business consistent with past practice, with such changes that do not substantially increase the cost of providing benefits thereunder to the Company or any Subsidiary, or to approve performance metrics under its quarterly bonus plans in the ordinary course of business consistent with past practice), (ii) hire or terminate (other than for cause) any employee of the Company who holds or would hold a position in Total Compensation Group 1, 2, 3 or 4, (iii) increase the compensation or benefits of, or enter into any new bonus or incentive agreement or arrangement with, any current or former employees, directors, officers or consultants, other than (x) in the ordinary course of business consistent with past practice with respect to employees who are not employees who hold a position in Total Compensation Group 1, 2, 3 or 4 or (y) to approve the payment of, and take action to pay, quarterly bonuses, in each case, in the ordinary course of business consistent with past practice, (iv) other than as expressly contemplated in Section 1.9(a), take any action to accelerate the vesting or payment, or the funding of any payment or benefit under, any amount under any Company Plan, (v) grant or changes the terms of any severance or termination pay to any current or former director, officer, employee, or individual consultant of the Company or any of its Subsidiaries, or (vi) loan or advance money or other property to any current or former director, officer, employee or individual consultant of the Company or any of its Subsidiaries;

(n)                                 conduct any plant closing or mass layoff defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar foreign, state or local law requiring notice to employees in the event of a plant closing or mass layoff;

(o)                                 commit to entering into any capital expenditure project (including, without limitation, with respect to a sales order for the building of infrastructure) that would require in excess of (i) $15 million in gross capital expenditures (but only if the payback period determined with respect to the scheduled payments which would be due from the committed counterparty with respect to such capital expenditure project (including with respect to a sales order for the building of infrastructure) would exceed 10 years) or (ii) $25 million in gross capital expenditures; provided, that the Company shall provide Parent written notice of any such capital expenditure project; provided, further, that the Company and its Subsidiaries will not make any such commitments if, when combined with any actions permitted by Section 4.1(f) or (g), the aggregate amount of such commitments would exceed $225 million in any calendar quarter;

(p)                                 incur in excess of $900 million in the aggregate during any four fiscal quarter period commencing with the four fiscal period ending June 30, 2019 with respect to the following matters: (i) the acquisition of any equity interest in any other Entity, (ii) the acquisition (whether pursuant to merger, stock or asset purchase or otherwise) of any business enterprise or assets from any other Person and (iii) capital expenditures;

(q)                                 change any of its methods of accounting or accounting practices in any material respect, except as may be required by applicable Legal Requirements or GAAP;

(r)                                    make, change, or revoke any material Tax election, except for elections made in the ordinary course of business or consistent with the past practices of the Acquired Entities, change any accounting period or method with respect to Taxes, file any amended Company Return, settle or compromise any proceeding with respect to any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Taxes, enter into any closing agreement with respect to any Tax, surrender any right to claim a material Tax refund or take any other similar action relating to the filing or the payment of any Tax;

(s)                                   settle, compromise or discharge any Legal Proceeding against the Company or any other Acquired Entity, other than Legal Proceedings where the amount paid in settlement, compromise or discharge does not exceed $5,000,000 individually or $20,000,000 in the aggregate, or which would have a material effect on the continuing operations of the Acquired Entities, taken as a whole or would reasonably expected to prevent the consummation of the Merger;

(t)                                    fail to use commercially reasonable efforts to maintain compliance with material Governmental Authorizations or otherwise maintain their validity and full force and effect;

(u)                                 recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any collective bargaining agreement or other material agreement with a labor union, works council or similar organization or employee representative body, or waive or amend in any material respect, any similar existing Contract with a labor union, works council or similar organization or employee representative body, in each case except as required by applicable Legal Requirements or as required by any labor Contract in effect as of the date hereof;

(v)                                 amend, modify, terminate or cancel a material insurance policy (or reinsurance policy) or self-insurance program of the Company or any other Acquired Entity in effect as of the date hereof, which are not replaced by comparable insurance policies;

(w)                               modify any Privacy Policies or operations of their IT Assets in any manner that is materially adverse to the business of the Company or its Subsidiaries, taken as a whole, except as required to comply with applicable Legal Requirements;

(x)                                 enter into any new material line of business outside the businesses being conducted by the Acquired Entities on the date of this Agreement;

(y)                                 make any material loan, advance or capital contribution to, or investment in, any other Person, other than (A) loans, advances or capital contributions to, or investments in, Subsidiaries of the Company consistent with the Company’s proportional ownership in such Subsidiaries, (B) advances to employees of the Acquired Entities for expenses incurred in the ordinary course of business consistent with past practice, (C) extensions of credit to customers incurred in the ordinary course of business consistent with past practice or (D) investments permitted under Section 4.1(f) or Section 4.1(g); or

(z)                                  enter into a Contract to take any of the actions described in clauses “(a)” through “(y)” of this Section 4.1, or authorize any of the foregoing.

4.2                               No Solicitation.

(a)                                 Except as expressly permitted by Section 4.2(b), until the Effective Time or, if earlier, the termination of this Agreement, the Company shall not nor shall it authorize or permit its Representatives, Subsidiaries or their Representatives to, directly or indirectly, (i) solicit, initiate, assist or knowingly encourage, cooperate or facilitate (including by way of furnishing information) the submission by any Person (other than Parent, Merger Sub or their Representatives) of an Alternative Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions regarding an Alternative Acquisition Proposal, (iii) provide any information or data to any Person relating to the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Alternative Acquisition Proposal, (iv) enter into any acquisition agreement, merger agreement, letter of intent, agreement in principle or similar written agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 4.2(b)) with respect to any Alternative Acquisition Proposal (any of the foregoing, an “Alternative Acquisition Agreement”) or (v) resolve, propose or agree to do any of the foregoing. The Company shall, and shall instruct and cause each of its Subsidiaries and shall instruct each of the Representatives of the Company and its Subsidiaries to, (x) immediately cease and cause to be terminated all discussions and negotiations with any Person (or its Representatives) with respect to any Alternative Acquisition Proposal and (y) request the prompt return or destruction of all non-public information previously furnished in connection therewith (subject to the terms of any then-existing confidentiality agreements between the Company and such Person) and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b)                                 Notwithstanding anything to the contrary set forth in Section 4.2(a), until the earlier of the termination of this Agreement and the receipt of the Company Stockholder Approval, the Company and its Representatives may, subject to compliance with the other provisions of this Section 4.2, (i) provide information in response to a request therefor by a Person who has made a bona fide written Alternative Acquisition Proposal if the Person so requesting such information executes an Acceptable Confidentiality Agreement (provided, that any material non-public information provided to such Person is provided to Parent prior to, or substantially concurrently with, the time it is provided to such Person), and (ii) engage in negotiations or discussions with any Person who has made a bona fide written Alternative Acquisition Proposal, if in each such case of the foregoing clauses (i) and (ii), such Alternative Acquisition Proposal did not result from a material breach of this Section 4.2 and the Company Board reasonably determines in good faith, (A) after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable law, and (B) after consultation with its financial advisor and outside legal counsel, that such Alternative Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal.

(c)                                  The Company shall promptly (and in any event within 24 hours of receipt) notify Parent in writing in the event the Company or any of its Subsidiaries or, to its Knowledge, its Representatives receives (i) any Alternative Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to an Alternative Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Alternative Acquisition Proposal, in each case of the foregoing clauses (i), (ii) and (iii), together with the material terms and conditions of such inquiry, request, proposal or offer, subject to confidentiality agreements in effect on the date hereof, the identity of the Person making any such inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely and current basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification) of any such Alternative Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation with respect thereto.

(d)                                 Except as set forth in Section 4.2(e), neither the Company Board nor any committee thereof shall do any of the following (each, a “Change of Recommendation”):

(i)                                     withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, or adopt, approve or recommend to propose to adopt, approve or recommend (publicly or otherwise) an Alternative Acquisition Proposal, or fail to reaffirm the

Company Recommendation within the earlier of three Business Days prior to the Company Stockholders Meeting and five Business Days after receiving a written request to do so from Parent;

(ii)                                  take any action or make any recommendation or public statement in connection with a tender offer or exchange offer, other than an unequivocal recommendation against such offer or a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act (in which the Company Board indicates that it has not changed the Company Recommendation), or fail to, prior to 3:00 p.m. (New York City time) on the earlier of the 10th Business Day following commencement of such tender offer or exchange offer and three Business Days prior to the Company Stockholders Meeting, unequivocally recommend against acceptance of such offer and affirm the Company Recommendation;

(iii)                               cause or permit the Company to enter into an Alternative Acquisition Agreement;

(iv)                              take any action pursuant to Section 6.1(f); or

(v)                                 otherwise resolve, agree in writing or publicly propose to take any of the foregoing actions.

(e)                                  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board may in accordance with this Section 4.2(e), if the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor(s)) that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable law, (i) effect a Change of Recommendation in response to a Superior Proposal or an Intervening Event or (ii) solely in response to a Superior Proposal received after the date hereof and that did not result from a material breach of this Section 4.2, take action pursuant to Section 6.1(f); provided, that: (A) the Company shall have provided prior written notice to Parent and Merger Sub, at least four Business Days in advance, of its intention to effect a Change of Recommendation or to take action pursuant to Section 6.1(f), which notice shall, if applicable and subject to the confidentiality agreements in effect on the date hereof, specify the material terms thereof (including copies of all proposed transaction documents) and the identity of the party making a Superior Proposal; (B) after providing such notice and prior to effecting such Change of Recommendation or taking such action pursuant to Section 6.1(f), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or take such action pursuant to Section 6.1(f), including providing Parent the opportunity to make a presentation to the Company Board regarding this Agreement and any proposed adjustments thereto; and (C) the Company Board shall have considered in good faith any changes to this Agreement and the Financing Letters offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined that the failure to make a Change of Recommendation or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under applicable law even if such changes were to be given effect and, in the case of a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect. In the event of any material revisions to any such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 4.2(e) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to three Business Days before the Change of Recommendation or action pursuant to Section 6.1(f) (rather than the four Business Days otherwise contemplated by this Section 4.2(e)) (it being understood that in no event shall such additional three Business Day period be deemed to shorten the initial four Business Day period).

(f)                                   The Company agrees that any violation of the restrictions set forth in this Section 4.2 by any Subsidiary or Representative of the Company, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(g)                                  Subject to compliance with the other provisions of this Section 4.2 to the fullest extent permitted by applicable law, nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company or its board of directors from complying with Rule 14d-9, Rule 14e-2 or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including, without limitation, any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act) with regard to an Alternative Acquisition Proposal (for the avoidance of doubt, it being understood and agreed that the fact that a disclosure or other action may be deemed permissible by virtue of this sentence does not in and of itself mean that such disclosure or other action does not constitute a Change of Recommendation).

4.3                               Meeting of the Company’s Stockholders; Approval by Parent.

(a)                                 As promptly as reasonably practicable following the date of this Agreement (but no later than the 20th Business Day following the date hereof), the Company shall (i) prepare and file with the SEC a proxy statement (the “Proxy Statement”) with respect to a meeting of holders of Company Common Stock to vote to adopt this Agreement (the “Company Stockholders Meeting”); and (ii) in consultation with Parent, set a record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. Once established, the Company shall not change the record date for the Company Stockholders Meeting without the prior written consent of Parent or as required by applicable Legal Requirement. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement (and any amendments or supplements thereto) prior to the filing thereof with the SEC and the Company will consider in good faith any comments reasonably proposed by Parent. Parent shall furnish to the Company all information regarding Parent and its Affiliates that may be required (pursuant to the Exchange Act and other applicable Legal Requirements) to be set forth in the Proxy Statement. The Company shall (to the extent required by applicable federal securities laws): (i) promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC. The Company shall promptly provide Parent and its counsel with a copy of any comments received by the

Company from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the response to any comment letter and any amendment or supplement to the Proxy Statement prior to the filing thereof with the SEC, and the Company shall consider in good faith any such comments reasonably proposed by Parent or its legal counsel.

(b)                                 As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall (subject to applicable Legal Requirements and the requirements of its certificate of incorporation and bylaws) take all action reasonably necessary to convene the Company Stockholders Meeting and to cause the Proxy Statement to be mailed to the Company’s stockholders. Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with and prior approval of Parent (not to be unreasonably withheld, conditioned or delayed), delay convening, postpone or adjourn the Company Stockholders Meeting if the Company determines in good faith that the delay, postponement or adjournment of the Company Stockholders Meeting is necessary or appropriate in order to facilitate compliance with applicable Legal Requirements or enable the Company to obtain sufficient votes for the adoption of this Agreement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this paragraph (b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Alternative Acquisition Proposal (whether or not a Superior Proposal) or the occurrence of any Change of Recommendation.

(c)                                  Except as expressly contemplated by Section 4.2(e), the Company shall include the Company Recommendation in the Proxy Statement, and the Company shall take all lawful action to solicit the Company Stockholder Approval for the adoption of this Agreement and approval of the Merger. The Company agrees to provide Parent updates concerning proxy solicitation results on a weekly basis and in the same manner and format it received. Without the prior written consent of Parent, the adoption of this Agreement will be the only material matter (other than related procedural matters) that the Company will propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

(d)                                 Parent, as the sole stockholder of Merger Sub, shall validly adopt this Agreement promptly following the execution and delivery of this Agreement. If required under the provisions of Parent’s certificate of incorporation, bylaws or comparable governing documents, Parent shall cause its stockholders to validly adopt this Agreement immediately following the execution and delivery of this Agreement.

4.4                               Filings; Other Actions.

(a)                                 Each of the Company, Parent and Merger Sub shall: (i) as promptly as practicable make and effect all registrations, filings and submissions required to be made or effected by it pursuant to (x) the HSR Act and in any event within 15 Business Days and (y) any other applicable Antitrust Law with respect to the transactions contemplated hereby as promptly as practicable and advisable after the date hereof, the Exchange Act and other applicable Legal Requirements with respect to the Merger, including notifications, applications or other filings required by the Telecommunications Regulatory Authorities and Governmental Franchising Authorities under applicable Legal Requirements and notifications, applications or other filings required under applicable Legal Requirements governing foreign National Security Approvals, and (ii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts to: (A) promptly provide all information requested by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement; (B) promptly take all actions necessary to obtain any antitrust clearance or similar clearance required to be obtained from the Federal Trade Commission, the Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Entity in connection with the transactions contemplated by this Agreement; (C) promptly provide all notifications required by and file all applications and other filings with the FCC (including any review by the Team Telecom Agencies) seeking the consent or waiver of the FCC that are necessary or appropriate to consummate the transactions contemplated by this Agreement; (D) promptly provide all notifications and registrations required by, and file all applications and other filings with, each applicable State PUC seeking consent or waiver of each applicable State PUC that are necessary or appropriate to consummate the transactions contemplated by this Agreement; (E) promptly take all actions necessary to obtain the Required Governmental Approvals set forth in Section 5.1(b)(iii) from the respective Governmental Entities in connection with the transactions contemplated by this Agreement; and (F) promptly provide all notifications and registrations required by, and file all applications and other filings with, each Governmental Franchising Authority or other Governmental Entity, including Foreign Telecommunications Regulators seeking the consent of the Governmental Franchising Authority, Foreign Telecommunications Regulator or other Governmental Entity that are necessary or appropriate to consummate the transactions contemplated by this Agreement.

(b)                                 Without limiting the generality of anything contained in Section 4.4(a) or 4.4(c), each party hereto shall: (i) give the other parties prompt notice of the commencement by any Governmental Entity of any investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any substantive written communication or substantive oral communication from the Federal Trade Commission, the Department of Justice, any Telecommunications Regulatory Authority or any Governmental Franchising Authority or any other Governmental Entity regarding the Merger. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with any investigation, action or Legal Proceeding under or relating to (A) the HSR Act or any other federal, state or foreign antitrust, competition or fair trade law, (B) any Legal Requirement enforced or administered by a Telecommunications Regulatory Authority or by a Governmental Franchising Authority or (C) any Legal Requirement to obtain Required Governmental Approvals set forth in Section 5.1(b)(iii). In addition, except as may be prohibited by any Governmental Entity or by any Legal Requirement, in connection with any such investigation, action or Legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each substantive meeting or conference relating to such investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such investigation, action or Legal Proceeding. Notwithstanding the foregoing, Parent or Merger Sub may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the Company under this Section 4.4(b) as “outside counsel only”; provided, however, that materials may also be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c)                                  With respect to each application, notice or other filing with any Governmental Entity referenced in Section 4.4(a) above, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall provide the other with all information and signatures necessary for the preparation and filing of such applications, notifications and filings on a timely basis, and shall use reasonable best efforts to prosecute the applications or other requests for approval or waiver diligently and in good faith. Each of the Company, Parent and Merger Sub shall take such actions as may be necessary or reasonably required in connection with such applications, including the furnishing to Governmental Entities of any documents, materials or other information requested. In addition, each of the Company, Parent and Merger Sub shall: (A) permit a representative of the other party to attend and participate in substantive meetings (telephonic and otherwise) with Governmental Entities relating to the applications, notices or other filings referenced in Section 4.4(a) and to the extent the other party does not attend or participate in a substantive meeting, such other party shall be promptly notified of the substance of such meeting; and (B) permit the other party to review in advance any proposed written communication to Governmental Entities relating to the applications, notices or other filings referenced in Section 4.4(a) and shall provide a copy to the other party on all such written communications to or from the Governmental Entities, subject to the limitation in Section 4.4(b) regarding the ability to designate material outside counsel only or otherwise redact certain material. With respect to each joint application, notice or other filing with any Telecommunications Regulatory Authority or Governmental Franchising Authority in connection with the Merger or the other transactions contemplated by this Agreement, the Company shall, subject to applicable law and the rules and regulations of any Telecommunications Regulatory Authority or Governmental Franchising Authority, have primary responsibility for preparing and filing such submissions, except that Parent may be responsible for executing or providing its signatures for such submissions, and Parent shall have the opportunity to review and comment on each submission prior to filing, and the Company shall consider in good faith any comments reasonably proposed by Parent. Parent shall pay all filing fees and each party shall be responsible for payment of its own attorneys’ fees associated with any such applications, notices or other filings.

(d)                                 In furtherance of the Parties’ obligations under this Section 4.4, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall take, or cause to be taken, the following actions in order to obtain CFIUS Approval: (i) promptly (and not later than twenty Business Days after the date hereof, unless otherwise agreed by the parties) making any draft filing required in connection with the CFIUS Approval in accordance with the DPA, (ii) promptly making any final filing in connection with the CFIUS Approval and in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing, and (iii) promptly providing any information requested by CFIUS or any other agency or branch of the United States government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes set forth in the DPA. Subject to clause (e) below, with respect to Parent and Merger Sub, such actions shall also include agreeing to any condition, restriction or other action required by CFIUS in order to obtain CFIUS Approval. Parent and Merger Sub agree that no investor in an investment fund advised or managed by one or more Affiliates of Parent which will provide any portion of the Merger Consideration will be a citizen of, domiciled in, or organized under the laws of Russia, China, Iran, North Korea, Cuba, Syria, Ukraine or Venezuela.

(e)                                  Notwithstanding any other provision of this Agreement, Parent and Merger Sub agree to avoid or eliminate each and every impediment under any applicable Legal Requirement in connection with obtaining any Required Governmental Approval, including committing to or effecting, by mitigation agreements, public law agreements, letters of assurances or other written commitments, consent decree, hold separate orders, trust or otherwise, the sale, divestiture, hold separate, licensing or other disposition of such assets, share capital, rights or businesses, or otherwise agreeing to take or offering to take or offering to commit to take any action which they are capable of taking (and if the offer is accepted, taking or committing to such action); provided, that nothing in this Section 4.4(e) or elsewhere in this Agreement shall require any Sponsor, Parent or Merger Sub to take any action, make any undertaking, or agree to any remedy or condition:

(i)                                     with respect to any of its Affiliates (other than the Company or its Subsidiaries or, after the Effective Time, the Surviving Corporation or its Subsidiaries) or any direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of Parent or any investment funds advised or managed by one or more Affiliates of Parent;

(ii)                                  that may be sought by CFIUS or any Team Telecom Agency in respect of a Required Governmental Approval that would have a Material Adverse Effect (excluding the provisions of the proviso to the definition of such term); or

(iii)                               would (x) with respect to any remedy that may be sought by CFIUS or any Team Telecom Agency in respect to a Required Governmental Approval, have a material adverse impact on Parent’s ability to own, control, manage or operate the Company and its Subsidiaries, taken as a whole, subsequent to the Closing, (y) materially restrict a Sponsor’s ability to nominate its board members or (z) have a material and adverse impact on a Sponsor’s ability to own, control, manage or operate Parent and its Subsidiaries, taken as a whole, subsequent to Closing through the exercise of its voting or board representation rights or its right to receive information, other than in the case of clauses (x), (y) and (z), (A) limitations and restrictions with respect to access to, and separation of, customer, operational or technical data transmitted and/or stored by the Company or any of its Subsidiaries and related facilities access, including, in particular, limitations and restrictions on access to personnel, information and facilities relating to the goods and services the Company or its Subsidiaries provides directly or indirectly to the governments of the United States, Canada or other jurisdictions, (B) allowing a security director or officer on the board of directors or similar management body of Parent, the Company of the Company’s Subsidiaries for the purpose of voting on or dealing with security matters, and (C) obligations to regularly report to Governmental Entities and to grant Governmental Entities access to the operations of the Company and its Subsidiaries, and (D) any and all restrictions and commitments of the type and level that any of the Affiliates of Parent, or any investment funds advised or managed by one or more Affiliates of Parent, have agreed to in the past with respect to Required Governmental Approvals in connection with any prior acquisition transaction.

4.5                               Access. Upon reasonable notice, (a) the Company shall (and shall cause its Subsidiaries and Representatives to) afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Acquired Entities’ properties, books and records, and personnel, and, during such period, the Company shall cause to be furnished promptly to Parent all readily available information concerning its business, properties and personnel as Parent may reasonably request and (b) the Company shall furnish to Parent such financial, operating and Company Board reports generally prepared by the Company or its Representatives on a regular basis promptly after such reports are delivered to the other recipients thereof; provided, however, that the Company shall not be required to permit any inspection, or to disclose any information that in the reasonable judgment of the Company would: (i) result in the disclosure of any trade secrets of third parties or violate any obligations of any of the Acquired Entities with respect to confidentiality to third parties if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) jeopardize protections afforded to any of the Acquired Entities under the attorney-client privilege or the attorney work product doctrine or (iii) violate applicable Legal Requirement, it being agreed that, in each case of clause (i), (ii) and (iii), the Company shall give notice to Parent of the fact that it is withholding such information or documents and following the written request of Parent the Company and Parent shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection.

4.6                               Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties of the discovery by such party of: (a) any material inaccuracy in any representation or warranty of any party hereto that would make the condition set forth in Section 5.2(a) or Section 5.3(a) incapable of being satisfied or (b) any material failure on the part of any party hereto to comply with any of its covenants contained in this Agreement that would make the condition set forth in Section 5.2(b) or Section 5.3(b) incapable of being satisfied; provided, however, that no such notification shall affect or be deemed to modify or cure any breach of any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder.

4.7                               Publicity. The initial press release relating to this Agreement and the other transactions contemplated hereby shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other before issuing, and give each other a reasonable opportunity to review, any press releases, disclosures, communications or other public statements with respect to the transactions contemplated by this Agreement or filings with any Governmental Entity with respect to the transactions contemplated by this Agreement, except as may be required by applicable Legal Requirement or the rules of a national securities exchange, in which case the party making the disclosure shall give the other party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted. Notwithstanding the foregoing, Parent, Merger Sub and their Affiliates may, without such consultation or consent, make disclosures and communications to existing or prospective direct or indirect general and limited partners, equity holders, members, managers, investors and financing sources of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

4.8                               Employee Benefits.

(a)                                 For a period of one year following the Effective Time, Parent shall, or shall cause the Surviving Corporation, to provide current employees of the Surviving Corporation and its Subsidiaries (other than any employee of the Surviving Corporation or any of its Subsidiaries who is covered by a collective bargaining agreement or other similar Contract as of the Closing (“Union Employees”)) as of the Closing (“Affected Employees”) with (i) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to each such Affected Employee immediately prior to the Effective Time, (ii) total target annual incentive opportunities (including cash and equity-based incentives) that, in the aggregate, have substantially comparable value to the aggregate total target annual incentive opportunities available to such Affected Employee immediately prior to the Effective Time, and without regard to the mix of any such incentive compensation; provided, that, for six (6) months following the Closing, quarterly total cash compensation, including base salary or hourly wage rate, as applicable, and cash-based incentives shall have, in the aggregate, substantially comparable value to the quarterly total cash compensation (excluding for the avoidance of doubt, any cash received upon settlement of equity or equity-based awards) available to such Affected Employee immediately prior to the Effective Time, (iii) severance pay and severance benefits to any Affected Employee who incurs a “qualifying termination” at any time during the one-year period following the Effective Time at levels that are no less favorable than the levels of such severance pay and benefits as in effect under the applicable Company Plans set forth on Section 2.13(a) of the Company Disclosure Schedule immediately prior to the Effective Time (where, for such purpose, “qualifying termination” shall mean any involuntary termination of employment that would have resulted in severance pay and benefits under such Company Plan if such termination had occurred immediately prior to the Effective Time), and (iv) other compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits provided to such Affected Employees by the Acquired Entities immediately prior to the Effective Time. With respect to any Union Employee, Parent shall provide for such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable collective bargaining agreement or similar Contract.

(b)                                 Parent shall ensure that Affected Employees receive credit (for purposes of eligibility to participate, vesting and levels of benefits or, with respect to any Union Employee, to the extent required pursuant to the terms of any applicable collective bargaining agreement or similar Contract) for service with the Acquired Entities and their predecessors prior to the Effective Time (to the same extent such service credit was granted under the Company Plans) under the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation and any of their Subsidiaries in which such employees first become participants following the Effective Time (the “Parent Employee Plans”), as if such service had been performed with Parent or any of its Subsidiaries, except (i) to the extent such credit would result in the duplication of benefits for the same period of service, (ii) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits and (iii) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits. In addition, and without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts to ensure that: (i) at the Effective Time, each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all Parent Employee Plans to the extent coverage under such Parent Employee Plan replaces coverage under a similar or comparable Company Plan in which such Affected Employee participated immediately before the Effective Time, except to the extent a waiting period would apply under the analogous Company Plan; (ii) for purposes of each Parent Employee Plan providing benefits to any Affected Employee and his or her covered dependents, any pre-existing conditions or limitations, evidence of insurability and, actively-at-work or similar requirements will be waived with respect to such Affected Employees and his or her covered dependents, except to the extent such pre-existing conditions or limitations, evidence of insurability and actively-at-work or similar requirements would apply under the analogous Company Plan; and (iii) each Affected Employee and his or her covered dependents shall receive credit for the plan year in which the Effective Time occurs towards applicable deductibles, co-insurance and annual out-of-pocket limits for expenses incurred prior to the Effective Time under the Company Plans to the same extent such credit was given under the analogous Company Plan in which the Affected Employee participated immediately prior to the Effective Time. Nothing in this Section 4.8(b) is intended to amend any employee benefit plans or prevent Parent from terminating any employee benefit plans in a manner permissible under the terms thereof.

(c)                                  With respect to any accrued but unused vacation and paid time off to which any Affected Employee is entitled pursuant to the vacation and paid time off policies applicable to such Affected Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, assume the liability for such accrued vacation and paid time off and allow such Affected Employee to use such accrued vacation and paid time off in accordance with the practice and policies of Parent or the Surviving Corporation or its Subsidiaries.

(d)                                 Parent shall cause the Surviving Corporation and its Subsidiaries to assume and honor in accordance with their terms all written employment, severance, retention and termination agreements (including any change in control provisions therein) set forth on Section 4.8(d) of the Company Disclosure Schedule, subject to the right to amend such agreements in accordance with their terms.

(e)                                  Parent shall cause the Surviving Corporation or its Subsidiaries to pay each Affected Employee (i) all approved but unpaid quarterly cash bonuses and (ii) a quarterly cash bonus under either (A) the applicable Company Plan providing for such quarterly bonuses identified in Section 4.8(e) of the Company Disclosure Schedule or (B) a comparable cash bonus plan established by Parent or the Surviving Corporation on or following the Effective Time ((A) or (B), as applicable, the “Bonus Plan”) for the quarter in which the Effective Time occurs, in each case, to the extent not previously paid by the Company and based on actual performance for the completed fiscal quarter immediately preceding the Effective Time, and payable on the date such bonuses would be otherwise be paid to employees of the Company or its Subsidiaries, subject to the Affected Employee’s continued employment on such payment date; provided, that any Affected Employee who is terminated by the Surviving Corporation or its Subsidiaries without “cause” (as determined pursuant to the Bonus Plan) or, solely with respect to any Affected Employee who holds a position in Total Compensation Group 1, 2, 3 or 4, by such Affected Employee for “good reason” (as defined in Section 4.1(h) of the Company Disclosure Schedule), in either case, during the period beginning on the Effective Time and ending on the last day of the fiscal quarter in which the Effective Time occurs shall receive a pro-rata bonus for such quarter, based on actual performance and prorated based on the number of days the Affected Employee was employed during such fiscal quarter, and payable on the date such bonuses would be otherwise be paid to employees of the Company or its Subsidiaries.

(f)                                   Notwithstanding the foregoing, nothing contained herein shall obligate Parent or the Surviving Corporation to maintain the employment of any Affected Employee or any Union Employee for any specific period of time. The provisions of this Section 4.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Affected Employee or any Union Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

4.9                               Indemnification; Directors’ and Officers’ Insurance.

(a)                                 From and after the Effective Time, Parent will cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of the Acquired Entities pursuant to: (i) each indemnification agreement in effect between any of the Acquired Entities and any Indemnified Party (as defined in Section 4.9(i)); and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws or equivalent organizational documents of the Acquired Entities as in effect on the date of this Agreement. The certificate of incorporation and bylaws of the Surviving Corporation and equivalent organizational documents of the Surviving Corporation’s Subsidiaries shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s certificate of incorporation and bylaws and equivalent organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement, and, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that could reasonably be expected to adversely affect the rights thereunder of any Indemnified Party in any material respect.

(b)                                 Without limiting the provisions of Section 4.9(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Party against and from any costs, fees and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Legal Proceeding, arbitration or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, Legal Proceeding, arbitration or investigation arises out of or pertains to: (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director or officer of any of the Acquired Entities (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 4.9(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all reasonable out-of-pocket costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. In the event of any such claim, Legal Proceeding, arbitration or investigation: (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time; (B) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent; and (C) the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received. Notwithstanding anything to the contrary contained in this Section 4.9(b) or elsewhere in this Agreement, Parent and the Surviving Corporation each agrees that it shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Legal Proceeding, arbitration or investigation for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination obligates Parent or the Surviving Corporation to pay the full amount of any liability in connection with such claim, Legal Proceeding, arbitration or investigation and includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, Legal Proceeding, arbitration or investigation.

(c)                                  Through the sixth anniversary of the Effective Time, Parent shall cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement; provided, however, that: (i) in no event shall Parent be required to expend in any one year an amount in excess of 300% of the annual premium payable by the Company as of the date of this Agreement with respect to such current policy (the “Annual Cap”), it being understood that if the annual premiums payable for such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount; and (ii) in lieu of the foregoing, and notwithstanding anything contained in clause “(i)” above, the Company may obtain a prepaid “tail” policy prior to the Effective Time that provides the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time; provided, that the cost of such “tail” policy shall be subject to the Annual Cap. The amount of the annual premium payable by the Company as of the date of this Agreement for directors’ and officers’ liability insurance coverage is set forth on Section 4.9(c) of the Company Disclosure Schedule.

(d)                                 The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 4.9 shall be joint and several.

(e)                                  If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of the Surviving Corporation (or Parent) set forth in this Section 4.9.

(f)                                   The obligations set forth in this Section 4.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party (or any other Person who is a beneficiary under the directors’ and officers’ liability insurance or the “tail” policy referred to in Section 4.9(c) (and their heirs and representatives), (each, an “Other Indemnified Party”)) without the prior written consent of such affected Indemnified Party or Other Indemnified Party. Each of the Indemnified Parties and Other Indemnified Parties are intended to be third party beneficiaries of this Section 4.9, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties and Other Indemnified Parties under this Section 4.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirement (whether at law or in equity).

(g)                                  This Section 4.9 shall survive consummation of the Merger and the Effective Time, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(h)                                 Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.9 is not prior to or in substitution for any such claims under such policies.

(i)                                     For purposes of this Agreement, each Person who is or was an officer or director of any of the Acquired Entities at or at any time prior to the Effective Time shall be deemed to be an “Indemnified Party.”

4.10                        Financing.

(a)                                 Each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the “market flex” provisions applicable thereto) described or contemplated in the Financing Letters pursuant to the terms thereof (or on such terms and conditions that are acceptable to each of Parent, Merger Sub and the providers of the applicable Financing in their sole discretion so long as such other terms and conditions are not prohibited by this Section 4.10(a)) and, taking into account the expected timing of the Marketing Period, satisfy the conditions to the Financing that are within Parent’s control as described in the Financing Letters, and shall not permit any termination (other than in accordance with its terms), amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Financing Letters if such termination, amendment, modification, waiver or replacement (A) reduces the aggregate amount of the Financing unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or (y) after giving effect to such termination, amendment, modification, waiver or replacement, the representation and warranty set forth in the last sentence of Section 3.7 shall be true and correct or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Financing in a manner that would reasonably be expected to (x) delay (taking into account the expected timing of the Marketing Period) or prevent the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) materially and adversely impact the ability of Parent or Merger Sub to enforce its rights against other parties to the Financing Letters or the definitive agreements, if any, with respect thereto or, taking into account the expected timing of the Marketing Period, consummate the transactions contemplated hereby; provided, that Parent and Merger Sub may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof. Parent shall promptly deliver to the Company copies of any such termination, amendment, modification, waiver or replacement.

(b)                                 Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Letters, (B) taking into account the expected timing of the Marketing Period, to negotiate and enter into on the Closing Date definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the “market flex” provisions applicable thereto) described or contemplated in the Debt Commitment Letter (or on such terms and conditions that are acceptable to each of Parent, Merger Sub and the providers of the Debt Financing in their sole discretion, so long as such terms and conditions are not prohibited by Section 4.10(a)), (C) to enforce its rights (other than through litigation) under the Financing Letters and (D) to comply with its obligations under the Financing Letters to the extent the failure to comply with such obligations would adversely impact the amount or, taking into account the expected timing of the Marketing Period, the availability of the Financing at the Closing. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon the reasonable written request to Parent, provide to the Company executed copies of the definitive agreements, if any, for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters or, to the extent entered into and effective prior to the Closing Date, definitive agreements relating to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of any written notice or other written communication from any Financing Source with respect to any (1) actual breach, default, termination (other than in accordance with its terms) or repudiation by any party to any of the Financing Letters or, to the extent entered into and effective prior to the Closing Date, definitive agreements related to the Financing of any provisions of the Financing Letters or (2) material dispute or material disagreement relating to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or the definitive agreements with respect to the Financing), and (z) if at any time for any reason Parent or Merger Sub believes in good faith that there is a reasonable possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters. As soon as reasonably practicable, after the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide information reasonably requested by the Company relating to the circumstances referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that in no event shall Parent be required to share any information with the Company that is subject to attorney-client or other privilege if Parent and Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. If any portion of the Debt Financing otherwise becomes unavailable, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof, as promptly as reasonably practicable, alternative financing from alternative sources in an amount sufficient, when added to the portion of the Financing and cash on hand of the Company and its Subsidiaries that is and remains available to Parent and Merger Sub, to fund the Required Uses (“Alternative Financing”); provided, that in no event shall Parent be required to, and in no event shall its reasonable best efforts be deemed or construed to require that it, obtain Alternative Financing that (1) includes terms (including any “market flex” provisions applicable thereto) that are less favorable in any material respect to Parent than those contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) in effect on the date hereof, (2) involves any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter as in effect on the date hereof or (3) would reasonably be expected to prevent, impede, or delay the consummation of the transactions contemplated by this Agreement. Parent shall promptly deliver to the Company true and complete copies of any debt commitment letter and related fee letter (in the case of any such fee letter, redacted in a manner consistent with the Redacted Fee Letter) pursuant to which any such alternative source shall have committed to provide any Alternative Financing (the “Alternative Financing Commitment Letter”). The Company acknowledges and agrees that Parent and Merger Sub shall not be required to consummate the Debt Financing before the final day of the Marketing Period. As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Parent and Merger Sub that speak as of the date hereof) (i) to “Financing” and “Debt Financing” shall include any such Alternative Financing and (ii) to “Financing Letters” shall include any such Alternative Financing Commitment Letter.

(c)                                  Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, use its and their respective reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the Debt Financing or any permitted replacement, amended, modified or alternative financing (including, solely for purposes of this Section 4.10(c), one or more offerings of “high yield” non-convertible debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Commitment Letter or pursuant to any “market flex” or securities demand provisions of the Redacted Fee Letter) (collectively with the Debt Financing, the “Available Financing”), including:

(i)                                     furnishing Parent and Merger Sub and their Financing Sources, promptly following Parent’s request, with such pertinent and customary information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business and operations of the Company and its Subsidiaries) as is necessary or customary and as may be reasonably requested in writing by Parent for the arrangement or marketing of the Available Financing or for the preparation of any syndication, offering or other similar marketing materials and/or documents or rating agency or lender presentations relating to, or in connection with, any Available Financing, and including all information and data regarding the Company and its Subsidiaries necessary to satisfy the conditions set forth in paragraphs 5 and 10 of Exhibit E of the Debt Commitment Letter,

(ii)                                  furnishing Parent and Merger Sub and their Financing Sources with the Required Information;

(iii)                               to the extent reasonably requested by Parent, furnishing Parent and Merger Sub and their Financing Sources with information with respect to the Company and its Subsidiaries to the extent reasonably available to the Company as may be necessary in order for Parent to prepare a customary pro forma consolidated balance sheet and related pro forma consolidated statements of income of the Surviving Corporation and its Subsidiaries that include the most recent periods covered by the Required Information (it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments);

(iv)                              to the extent reasonably requested by Parent, participating in a reasonable number of meetings (including customary one-on-one meetings), presentations and roadshows with, on the one hand, the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders, investors and purchasers of, the Available Financing, and, on the other hand, management and Representatives (with appropriate seniority and expertise) of the Company, due diligence sessions (including directing the Company’s auditors to participate therein or in separate accounting due diligence calls), drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Parent and Merger Sub and their Financing Sources, in each case in connection with the Available Financing and with appropriate advance notice and at times and locations to be mutually agreed between Parent and the Company;

(v)                                 to the extent reasonably requested by Parent, assisting with the preparation of appropriate and customary materials for rating agency presentations,

offering documents, bank information memoranda (including a version that does not include material non-public information regarding the Company and its Subsidiaries), private placement memoranda, prospectuses and similar documents required in connection with the Available Financing; provided, that any such documents in relation to debt securities shall not be issued by the Company or any of its Subsidiaries, and provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing shall reflect the Surviving Corporation and/or its Subsidiaries as the obligors;

(vi)                              to the extent reasonably requested by Parent, directing the Company’s auditors to provide customary comfort letters (including “negative assurance” comfort and change period comfort) reasonably requested by Parent with respect to financial information (including pro forma financial information) of the Company included in any offering documents relating to Available Financing that consists of registered or Rule 144A marketed debt securities in which the consolidated financial statements of the Company are included, and, if required, customary consents to the use of their audit reports on the consolidated historical financial statements of the Company in any offering documents relating to the Available Financing in which the consolidated historical financial statements of the Company are included, in each case subject to such auditors’ customary policies and procedures and applicable auditing standards;

(vii)                           to the extent reasonably requested by Parent, obtaining, and executing and delivering, customary authorization and representation letters with respect to the bank information memoranda;

(viii)                        to the extent reasonably requested by Parent, assisting in the preparation of, and executing and delivering, one or more credit agreements, indentures, pledge and security documents, purchase agreements, currency or interest hedging agreements, other definitive financing documents and other customary certificates or documents (including the execution and delivery of a solvency certificate by the chief financial officer of, or person performing similar functions for, the Company and its Subsidiaries substantially in the form of Annex I to Exhibit E to the Debt Commitment Letter) on terms that are reasonably requested by Parent in connection with the Available Financing, and taking organizational actions as may be reasonably requested by Parent in connection with the Available Financing; provided, that such agreements and actions shall become operative after or concurrently with, the occurrence of the Closing;

(ix)                              to the extent reasonably requested by Parent, cooperating reasonably with the due diligence of the Financing Sources of the Debt Financing, to the extent customary and reasonable;

(x)                                 assisting with the payoff, discharge and termination of the Company Credit Agreement and any other Indebtedness requested by Parent pursuant to Section 4.15(a) or (b) to be paid off, discharged or terminated at or after the Effective Time, including by arranging for, and executing and delivering, customary prepayment notices, payoff letters, lien terminations and instruments of discharge, in each case in a customary form; provided, that obligations with respect to payoff, discharge and termination of the Company Notes are set forth in Section 4.15(b) — (g) and not this Section 4.10(c)(x);

(xi)                              to the extent reasonably requested by Parent, assisting Parent in procuring public corporate ratings and corporate family ratings in respect of the Company and public ratings of the facilities contemplated by the Available Financing;

(xii)                           no less than four (4) Business Days prior to the Closing Date, furnishing to Parent and the Financing Sources all documentation and information as is reasonably requested in writing by the Financing Sources at least ten (10) Business Days prior to the Closing Date about the Company and its Subsidiaries that the Financing Sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, including, if the Company or any of its Subsidiaries qualifies as “legal entity customers” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification; and

(xiii)                        updating any Required Information provided to Parent as may be necessary for such Required Information to remain Compliant;

provided, however, that, no obligation of the Company or any of its Subsidiaries pursuant to this Section 4.10(c) or Section 4.15 under any agreement, certificate, document or instrument (other than the authorization and representation letters referred to in clause (vii) above, prepayment notices referred to in clause (x) above and the supplemental indentures referred to in Section 4.15(c)(ii) below) shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries or Representatives shall be required under this Section 4.10(c) or Section 4.15) to (a) pay any commitment or other fee, reimburse any expenses or incur any other liability in connection with the Available Financing prior to the Effective Time unless promptly reimbursed or indemnified, as applicable, by Parent in accordance with the penultimate sentence of this proviso, (b) take any action that would unreasonably and materially interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (c) enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing (except the authorization and representation letters referred to in clause (vii) above, prepayment notices referred to in clause (x) above and the supplemental indentures referred to in Section 4.15(c)(ii) below), (d) require the Company or any of the Company Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize the Financing unless Parent shall have determined that such directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (e) take any action that would conflict with or violate any provision (not created in contemplation of the Financing) of any of the organizational documents of the Company or any Company Subsidiary or any Legal Requirements or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any obligation of confidentiality (not created in contemplation hereof), or any other term (not created in contemplation of the Financing) of any Material Contract binding on the Company or any of its Subsidiaries (provided, that in the event that the Company and/or its Subsidiaries do not provide information in reliance on the exclusion in this clause (e) related to confidentiality obligations, the Company and/or its Subsidiaries shall use commercially reasonable efforts to provide notice to Parent and Merger Sub promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)), (f) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate, (g) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (h) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or which is restricted or prohibited under applicable Legal Requirements (provided, that the Company, its Subsidiaries and its Representatives shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Legal Requirements), (i) prepare or provide any Excluded Information or change any fiscal period, (j) require the Company or any Company Subsidiary or any of their Representatives to deliver any legal opinions (other than to the trustee of the applicable Company Notes in connection with the execution and delivery by the Company of any supplemental indentures referred to in Section 4.15(c)(ii) below prior to the Closing Date) or any reliance letters or (k) file or furnish any reports or information with the SEC in connection with the Financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket and documented costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.10 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Available Financing and any information used in connection therewith (other than (i) information furnished by or on behalf of the Company or its Subsidiaries in writing specifically for use in connection with the Available Financing, or (ii) as a result of the gross negligence, bad faith or willful misconduct of the Company or its Subsidiaries), as determined by a court of competent jurisdiction in a final and non-appealable decision. The Company hereby consents to the reasonable use of logos used by the Parent in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its reputation or goodwill.

Notwithstanding any other provision set forth herein or in any other agreement between the Company, on the one hand, and Parent or Merger Sub (or their respective Affiliates), on the other hand, the Company agrees that Parent, Merger Sub and their respective Affiliates may share customary projections and other non-public information provided pursuant to this Section 4.10 with respect to the Company on a customary basis with its Financing Sources, and that Parent, Merger Sub and their respective Affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information agree to customary confidentiality arrangements; provided, further, that, in the case of a Financing that constitutes a securities offering, the sharing of information to Financing Sources in such securities offering shall be limited to the investment banks acting as underwriters, private placement agents or initial purchasers for such securities offering.

4.11                        Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.12                        Director Resignations. The Company shall cause to be delivered to Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time (other than with respect to any directors identified by Parent in writing to the Company two Business Days prior to the Closing Date), which resignations shall be effective at the Effective Time.

4.13                        Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder litigation brought, or, to the Knowledge of the Company, threatened against the Company and/or members of the Company Board and shall keep Parent reasonably informed on a current basis with respect to the status thereof, including by facilitating meetings between counsel of the Company and counsel of Parent and promptly and diligently responding to inquiries with respect to any stockholder litigation made by Parent or its counsel. The Company shall give Parent the opportunity to participate in the defense, settlement or negotiation of any such stockholder litigation, shall consider in good faith Parent’s advice and input with respect to such stockholder litigation and shall not compromise, come to an arrangement, settle or agree to settle any stockholder litigation without Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned). For purposes of this Section 4.13, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the stockholder litigation and the Company will consult with Parent regarding the defense, settlement or compromise of any stockholder litigation and consider Parent’s views with respect to any stockholder litigation.

4.14                        Deregistration and Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of the New York Stock Exchange (the “NYSE”) to enable the delisting by the Company of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act promptly after the Effective Time. If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act within ten (10) days following the date of the Closing, the Company will deliver to Parent at least three Business Days prior to Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during such period.

4.15                        Company Indebtedness.

(a)                                 The Company shall use reasonable best efforts to facilitate the delivery of payoff letters, in a customary form, from the lenders (or their applicable representative) with respect to the Company Credit Agreement, stating the amounts required to pay in full the obligations thereunder and to effect the release of any related liens or other security interests (subject to the payment thereof at Effective Time).

(b)                                 If and to the extent Parent notifies the Company that it elects to prepay, redeem, terminate or otherwise discharge any of the Company’s indebtedness, including any Company Notes, at or after the Effective Time, the Company shall use reasonable best efforts to, and to cause its Representatives to use their reasonable efforts to, provide all customary cooperation reasonably requested by Parent as is necessary to effect such prepayment, redemption, termination or discharge of any of the Company’s indebtedness, including facilitating the giving on the Closing Date of notices of redemption for the Company Notes in accordance with the terms of the respective Company Indentures and facilitating and effecting on the Closing Date the satisfaction and discharge of the Company Indentures in accordance with the terms thereof; provided, that nothing shall require the Company or any of its Subsidiaries to (x) pay or deposit any amounts necessary for the Company to redeem the Company Notes, (y) give any notice of redemption prior to the Closing Date, or (z) cause the delivery of any legal opinions or reliance letters from the Company or any of its Subsidiaries or their respective counsel or any certificates or representations from the Company or any of its Subsidiaries (other than any officer’s certificate of the Company required under the Company Indentures to effect the giving of any such notice of redemption or satisfaction and discharge on the Closing Date, which shall be executed by an officer of the Company that shall be an officer on and following the Closing Date).

(c)                                  Parent, Merger Sub or any of their Affiliates may, or may request the Company to, in which case the Company shall use its reasonable best efforts to, commence as promptly as practicable following receipt of such request, one or more tender offers to purchase all or a portion of the Company Notes and/or one or more consent solicitations regarding certain proposed amendments to the Company Indentures (any such consent solicitation, a “Consent Solicitation”) as reasonably requested by Parent (any such tender offer, including any Consent Solicitation, a “Tender Offer”), including to eliminate, waive or amend the change of control provisions and to amend the reporting covenants in such Company Indentures.

(i)                                     Any Tender Offer shall be made on such terms and conditions as determined by Parent and Merger Sub subject to the reasonable approval of the Company (other than with respect to the Reserved Terms of any such Tender Offer which shall be determined by Parent and Merger Sub in their sole discretion) and subject to the provisos to this sentence, and the Company shall waive any of the conditions relating to any Tender Offer to be made by the Company (other than the terms and conditions set forth in the provisos to this sentence), as applicable, as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to any such Tender Offer or make any changes to any such Tender Offer other than as consented to or approved by Parent; provided, that, in any event, the terms and conditions of any such Tender Offer shall provide that the closing thereof shall be contingent upon the Closing and the proposed amendments that are the subject of any Consent Solicitation shall only become operative upon, acceptance of the applicable Company Notes for purchase pursuant to any related Tender Offer substantially concurrently with the Closing; provided, further, that each such Tender Offer shall include the following conditions: (x) such Tender Offer shall not conflict with or violate any Legal Requirements (it being understood that the Company shall not be required to take any action that, in the reasonable judgment of the Company based on advice of legal counsel, does not comply with Rule 14e-1 promulgated under the Exchange Act), (y) the closing of such Tender Offer shall be conditioned upon, or shall occur substantially concurrently with, the Closing (including the obtaining by Parent of financing or otherwise having cash sufficient to fund, and providing such amount to the Company to fund, the tender consideration, any related consent fees and other related fees and expenses) and (z) receipt of the requisite consents in respect of any Consent Solicitation. Subject to the foregoing, the Company shall use its reasonable best efforts to promptly make any change to the terms and conditions of any Tender Offer reasonably requested by Parent.

(ii)                                  Provided that the requisite consents in respect of any Consent Solicitation have been received with respect to the applicable Company Notes (which may be prior to the Closing), the Acquired Entities shall execute (or cause to be executed) a supplemental indenture to the applicable Company Indenture reflecting the terms of such Consent Solicitation, and shall use commercially reasonable efforts to cause the trustee under such Company Indenture to enter into such supplemental indenture, as the case may be; provided, that the proposed amendments therein shall only become operative upon acceptance of the applicable Company Notes for purchase pursuant to any related Tender Offer substantially concurrently with the Closing.

(d)                                 The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, use its and their respective reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the commencement and conduct of any Tender Offer, including assistance with the preparation of one or more offers to purchase and consent solicitation statements, letters of transmittal and consents (if required) and press releases. Any documents (including all amendments or supplements thereto) and all mailings to the holders of the Company Notes in connection with any Tender Offer shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable in form and substance to each of them; provided, that, for the avoidance of doubt, the terms and conditions of any Tender Offer shall be subject to Section 4.15(c) above. If at any time prior to the completion of any Tender Offer, any information should be discovered by Parent, Merger Sub or the Company that Parent, Merger Sub or the Company reasonably believes should be set forth in an amendment or supplement to the documentation relating thereto, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the Person that discovers such information shall promptly notify the other Parties, and an appropriate amendment or supplement prepared by Parent or Merger Sub (or at the reasonable request of Parent, prepared by the Company) describing such information (which amendment or supplement shall be reasonably satisfactory in form and substance to Parent and Merger Sub) shall be disseminated to the holders of the applicable Company Notes (which amendment or supplement and dissemination may take the form of a press release or the filing of a Current Report on Form 8-K by the Company).

(e)                                  In connection with any Tender Offer, Parent may select one or more dealer managers, solicitation agents, information agents and other agents (collectively, “Agents”) to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, use its and their respective reasonable best efforts to enter into usual and customary agreements (including usual and customary indemnities) with such parties so selected and on terms and conditions reasonably acceptable to Parent.

(f)                                   At or prior to the Effective Time, Parent shall provide (or cause to be provide) to the Company funds in an amount equal to the amount necessary for the Company (i) to repay and discharge in full all amounts outstanding pursuant to the Indebtedness of the Company which Parent has elected to prepay, redeem, terminate or otherwise discharge and/or (ii) to purchase such Company Notes that the Parent elects to accept for purchase pursuant to one or more Tender Offers (including any consent fee payable in connection with any Consent Solicitation), in each case, pursuant to this Section 4.15.

(g)                                  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket and documented costs and expenses (including attorneys’ and accountants’ fees, fees of the trustees for the Company Notes and their counsel, and fees of any Agents and their counsel) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.15 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the transactions contemplated by this Section 4.15 and any information used in connection therewith (other than (i) information furnished by or on behalf of the Company or its Subsidiaries expressly for use in connection with any redemption or satisfaction and discharge or any Tender Offer contemplated by this Section 4.15 or (ii) as a result of the gross negligence, bad faith or willful misconduct of the Company or its Subsidiaries (to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction)).

4.16                        REIT Conversion. The Company shall continue its dialog with the Internal Revenue Service to seek one or more private letter rulings regarding its potential future conversion to a real estate investment trust for federal income tax purposes (the “Potential REIT Conversion”); provided, however, that the Company (and its Affiliates and representatives) shall not (a) submit any written communication to the Internal Revenue Service under penalties of perjury, (b) make any binding tax election, or (c) adopt any board resolution, in each case regarding the Potential REIT Conversion without the consent of Parent (which, in the case of clause (a) shall not be unreasonably withheld or delayed). The Parties agree that it shall be reasonable for Parent to withhold consent with respect to the submission of any communication to Internal Revenue Service regarding the Potential REIT Conversion that could reasonably be expected to have a material adverse impact on Parent’s determination that the Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code.

4.17                        Third Party Consents and Notices. The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any consents under any Material Contract that are required as a result of the Merger; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any Material Contract in connection with consummation of the Merger and in seeking any such actions, notices, consents, approvals or waivers. Neither Parent nor any Acquired Entity shall be required to incur any expense or pay any fees in connection with its compliance with this Section 4.17 or any such actions, notices, consents, approvals or waivers, unless, in the case of the Acquired Entities, such expense or payment is conditioned upon the consummation of the Closing or Parent has agreed to reimburse the Acquired Entities for such expense or payment in the event this Agreement is terminated in accordance with Section 6.1(h), Section 6.1(j) or Section 6.1(k). Assuming the Company has complied with this Section 4.17 in all material respects, failure to provide or obtain any actions, notices, consents, approvals or waivers shall not, in and of itself, be a condition to Closing.

4.18                        Confidentiality.

(a)                                 The Parties acknowledge and agree that the provisions of the Confidentiality Agreement and the shall remain binding and in full force and effect until the later to occur of (i) the Closing Date and (ii) the termination of the Confidentiality Agreement in accordance with its terms and, in addition, the Company covenants to keep confidential, information provided to the Company and its Representatives pursuant to this Agreement, except (A) as expressly permitted under this Agreement, (B) as required by applicable Legal Requirement or any rule of any national securities exchange or pursuant to an audit or examination by a regulator, bank examiner or self-regulatory organization, (C) for information that is or becomes available to the public on or prior to the Closing Date other than as a result of a breach of this Section 4.18, (D) for information that is already in the Company’s or any of its Representative’s possession; provided, that such information is not known by the Company or such Representative to be subject to another confidentiality agreement with, or other obligation of secrecy to, Parent or any of its Affiliates, (E) for information that is or becomes available to the Company or any of its Representatives from a source other than Parent or any of its Representatives; provided, that such source is not known by the Company or any such Representative to be bound by a confidentiality agreement with, or other obligation of secrecy to, Parent or any of its Affiliates (F) for information that is or becomes independently developed by or on behalf of the Company other than as a result of a breach of this Section 4.18.

(b)                                 From and after the date of this Agreement, Parent and the Company agree that (i) notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the definition of “Representatives” in the Section 1 of the Confidentiality Agreement shall be deemed to include any potential equity co-investor, co-bidder, joint acquirer, strategic partner or debt or equity financing source of Parent or Merger Sub and the Company’s consent shall not be required with respect to any such inclusion and (ii) the restrictions set forth in the first sentence of Section 3 of the Confidentiality Agreement shall be inapplicable with respect to any of the transactions set forth in this Agreement or any proposals, negotiations or arrangements by or on behalf of a Party permitted by this Agreement (including in response to a notice pursuant to Section 4.2(e)). Notwithstanding the foregoing, Parent shall provide periodic notice (e-mail to suffice) to the Company if it contacts potential equity financing sources in connection with the Equity Financing with which Parent or its Representatives has not previously been in contact in connection with the Equity Financing. Notwithstanding the foregoing, without the Company’s prior written consent (e-mail to suffice), any potential equity co-investor, co-bidder, joint acquirer, strategic partner or debt or equity financing source will not be considered a “Representative” under the Confidentiality Agreement if such Person is a competitor to the Company.

4.19                        Data Room Documentation. As promptly as practicable after the date hereof (but not to exceed 5 Business Days after the date hereof), the Company shall authorize and instruct Merrill Corporation to copy to DVDs, at Parent’s expense, all documents and other files posted to the Data Room as of the date hereof in the same order and manner as such documents are set forth in the Data Room and deliver 2 copies of such DVDs to Parent’s legal counsel, Simpson Thacher & Bartlett LLP, to be held in escrow until the Closing.

ARTICLE 5

CONDITIONS TO THE MERGER

5.1                               Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver by Parent and the Company, if permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a)                                 Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Legal Requirements and the Company’s certificate of incorporation and bylaws;

(b)                                 Required Governmental Approvals. The following constitute “Required Governmental Approvals” within this Agreement:

(i)                                      HSR Act. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or otherwise been terminated;

(ii)                                   CFIUS. The parties shall have obtained CFIUS Approval.

(iii)                                Other Governmental Approvals. The approvals and notices specified in Section 5.1(b)(iii) of the Company Disclosure Schedule shall have been obtained and provided; and

(c)                                  No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have issued, enforced or entered an Order or enacted, issued, promulgated, or enforced any Legal Requirement (in each case, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger, and no Legal Requirement shall have been adopted, enacted, issued or promulgated in any jurisdiction in which the Company or any of its Subsidiaries engage in business activities that prohibits or makes illegal the consummation of the Merger.

5.2                               Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a)                                 Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 2.3(a), 2.3(b), 2.3(g) and 2.28, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date) except for any inaccuracies that, individually or in the aggregate, would result in the sum of (x) the increase in the aggregate amount required to be paid by Parent as additional consideration in the Merger, (y) the increase in the aggregate outstanding principal amount of Indebtedness of the Company and its Subsidiaries outstanding as of the date of this Agreement and (z) the increase in the amounts required to be paid to financial advisors based on the formula set forth in Section 2.28 of the Company Disclosure Schedule, exceeding $20 million in the aggregate, (ii) the representations and warranties of the Company set forth in Section 2.5(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, (iii) each of the representations and warranties of the Company set forth in Section 2.1(a) (solely with respect to the Company), the second sentence of Section 2.2 (solely with respect to the Company), Sections 2.3(c), 2.3(e), 2.3(f), 2.19, 2.23, 2.26 and 2.27, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date) and (iv) each of the other representations and warranties of the Company contained in this Agreement (read, for purposes of this Section 5.2(a)(iv) only, without any materiality or Material Adverse Effect qualifications) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 5.2(a)(iv) if such inaccuracies (considered collectively) do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)                                 Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c)                                  No Material Adverse Effect. Since the date of this Agreement, there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Material Adverse Effect; and

(d)                                 Officers’ Certificate. Parent shall have received a certificate dated the Closing Date and signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a), (b) and (c) above.

5.3                               Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a)                                 Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects (read, for purposes of this Section 5.3(a) only, without any materiality or Material Adverse Effect qualifications) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 5.3(a) if such inaccuracies (considered collectively) do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect as of the Closing Date;

(b)                                 Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and

(c)                                  Officers’ Certificate. The Company shall have received a certificate dated the Closing Date and signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b) above.

ARTICLE 6

TERMINATION

6.1                               Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether before or, except as specified otherwise in this Section 6.1, after the Company Stockholder Approval has been obtained):

(a)                                 by mutual written consent of the Company and Parent, duly authorized by each of their respective boards of directors or equivalent governing bodies;

(b)                                 by either the Company or Parent if the Merger shall not have been consummated on or before the End Date; provided, however, that (i) if, on such date, the conditions to Closing set forth in Section 5.1(b) shall not have been satisfied but all conditions to Closing other than those conditions, which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time, then the End Date shall be automatically extended to August 8, 2020 (and such date, as so extended shall be the End Date) and (ii) the right to terminate this Agreement under this Section 6.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was caused by the failure of such party to perform any of its obligations under this Agreement;

(c)                                  by either the Company or Parent if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable or any Legal Requirement has been enacted, entered, enforced or deemed applicable to the Merger that permanently prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to a party if the imposition of such injunction or other Order was caused by the failure of such party to perform any of its obligations under this Agreement, including using its reasonable best efforts to have any such injunction lifted in accordance with Section 4.4, and such failure would result in a failure of a condition set forth in Section 5.1(a) or 5.1(b);

(d)                                 by either the Company or Parent if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(e)                                  by Parent if a Change of Recommendation occurs;

(f)                                   by the Company, at any time prior to obtaining the Company Stockholder Approval, after complying with the procedures set forth in Section 4.2(e), in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, that (i) the Company shall pay the Company Termination Fee in accordance with Section 6.3(a) prior to or substantially concurrently with such termination and (ii) the Company shall, substantially concurrently with such termination, enter into such Alternative Acquisition Agreement;

(g)                                  by Parent if: (i) there is an inaccuracy in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 5.2(a) would not reasonably be expected to be satisfied; (ii) Parent shall have delivered to the Company written notice of the inaccuracy in such representation or warranty of the Company; and (iii) at least 30 days shall have elapsed since the date of delivery of such written notice to the Company (or if earlier, the End Date) and such inaccuracy shall not have been cured in all material respects; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(g) if there is then an inaccuracy in any of its representations or warranties contained in this Agreement, and such inaccuracy would result in a failure of the condition set forth in Section 5.3(a);

(h)                                 by the Company if: (i) there is an inaccuracy in any of the representations or warranties of Parent or Merger Sub in this Agreement such that the condition set forth in Section 5.3(a) would not reasonably be expected to be satisfied; (ii) the Company shall have delivered to Parent written notice of the inaccuracy in such representation or warranty of Parent or Merger Sub; and (iii) at least 30 days shall have elapsed since the date of delivery of such written notice to Parent (or if earlier, the End Date) and such inaccuracy shall not have been cured in all material respects; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(h) if there is then an inaccuracy in any of its representations or warranties contained in this Agreement, and such inaccuracy would result in a failure of the condition set forth in Section 5.2(a);

(i)                                     by Parent if: (i) any covenant or agreement of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not reasonably be expected to be satisfied; (ii) Parent shall have delivered to the Company written notice of the breach of such covenant of the Company; and (iii) at least 30 days shall have elapsed since the date of delivery of such written notice to the Company (or if earlier, the End Date) and such breach shall not have been cured in all material respects; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(i) if there is then a breach of any of its covenants or agreement contained in this Agreement, and such breach would result in a failure of the condition set forth in Section 5.3(b);

(j)                                    by the Company if: (i) any covenant or agreement of Parent or Merger Sub contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not reasonably be expected to be satisfied; (ii) the Company shall have delivered to Parent written notice of the breach in such covenant of Parent; and (iii) at least 30 days shall have elapsed since the date of delivery of such written notice to Parent (or if earlier, the End Date) and such breach shall not have been cured in all material respects; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(j) if there is then a breach of any of its covenants or agreement contained in this Agreement, and such breach would result in a failure of the condition set forth in Section 5.2(b); or

(k)                                 by the Company, if (i) all of the conditions set forth in Sections 5.1 and 5.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, and which would have been satisfied if the Closing were to have occurred on the date of termination), (ii) Parent or Merger Sub shall have failed to consummate the Closing within 3 Business Days following the date on which the Closing should have occurred pursuant to Section 1.3 and (iii) and the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on such date through the end of such 3 Business Day period.

6.2                               Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1 and, if then due, the payment of any termination fee required pursuant to Section 6.3, this Agreement shall be of no further force or effect without any further liability on the Company, Parent or Merger Sub; provided, however, that this Section 6.2, Section 6.3, Article 7 and the expense reimbursement and indemnification provisions of Section 4.15(g) shall survive the termination of this Agreement and shall remain in full force and effect.

6.3                               Termination Fee.

(a)                                 In the event that:

(i)                                      (A) this Agreement is terminated by Parent or the Company pursuant to Section 6.1(d), or by Parent pursuant to Section 6.1(g) or Section 6.1(i), (B)

any Alternative Acquisition Proposal has been made known to the Company or publicly announced by any Person (other than by Parent, Merger Sub or their respective Affiliates) and, in either case, not withdrawn after the date of this Agreement but prior to such termination or, with respect to a termination pursuant to Section 6.1(d), prior to the Company Stockholders Meeting and (C) the Company, within twelve (12) months of the date this Agreement is terminated, enters into a definitive agreement with respect to, any Alternative Acquisition Proposal or an Alternative Acquisition Proposal is consummated (provided, that for purposes of clause (C), the references to “15%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “50%”), then within two Business Days of the earlier of entering into such definitive agreement or consummation of such Alternative Acquisition Proposal, the Company shall pay to Parent by wire transfer of immediately available funds the Company Termination Fee;

(ii)                                   this Agreement is terminated by the Company pursuant to Section 6.1(f), then prior to or substantially concurrently with such termination the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds; or

(iii)                                this Agreement is terminated by Parent pursuant to Section 6.1(e), then within two Business Days of such termination, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds;

it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount in immediately available funds equal to $209,718,868.

(b)                                 In the event that the Company shall terminate this Agreement pursuant to Section 6.1(h), (j) or (k), then Parent shall pay to the Company a termination fee of $419,437,736  in cash in immediately available funds (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)                                  Without limiting or otherwise affecting other remedies that may be available to Parent and Merger Sub hereunder, in the event of termination of this Agreement (i) by Parent or the Company pursuant to Section 6.1(b) (but only if the Company Stockholders Meeting has not been held prior to the End Date) or (ii) by the Company or Parent pursuant to Section 6.1(d), the Company shall pay to, or as directed by, Parent as promptly as possible (but in any event within one (1) Business Day) following receipt of an invoice therefor for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other representatives (including financing sources) incurred by Parent, Merger Sub or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, up to an aggregate maximum of $10,000,000 which amount shall be credited against any Company Termination Fee that becomes subsequently payable to Parent.

(d)                                 Each of the parties hereto acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement and the damages resulting from termination of this Agreement under circumstances where a Parent Termination Fee or Company Termination Fee and other amounts payable under Section 6.3 are uncertain and incapable of accurate calculation; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 6.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an action which results in a final non-appealable judgment against the other party for the payment set forth in this Section 6.3, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e)                                  Notwithstanding anything to the contrary in this Agreement, each of the parties expressly acknowledges and agrees that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent or Merger Sub would have entered into this Agreement, the Company Termination Fee and Parent Termination Fee is not a penalty, but is liquidated damages for any and all loses and damages or other Adverse Consequences suffered or incurred by the Company or any Company Related Party or by the Parent or any Parent Related Party in connection with this Agreement and the transactions contemplated hereby (and the abandonment or termination thereof), any other matter forming the basis for such termination or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any written or oral representation or warranty made or alleged to be made in connection herewith, in a reasonable amount that will compensate the Company or the Parent, in the circumstances in which such fee is payable, for any Adverse Consequences, including the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions, which amount would otherwise be impossible to calculate with precision.

(f)                                   Notwithstanding anything to the contrary in this Agreement:

(i)                                      In the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement in accordance with Section 7.6, the sole and exclusive remedy (whether or not available) of the Company and the Company Related Parties against (A) Parent, Merger Sub and any of their respective direct or indirect, current, former or future Affiliates, (B) the direct or indirect current, former or future directors, officers, general or limited partners, equityholders, stockholders, members, managers, controlling persons, employees, representatives or agents of any of the Persons listed in the foregoing clause (A) or any of the respective Representatives of any of the foregoing (the Persons listed in the foregoing clauses (A) and (B), collectively, the “Parent Related Parties”) or the Financing Sources Related

Parties for any and all losses and damages or other Adverse Consequences in respect of the Financing Letters, this Agreement (or the termination thereof), the Termination Fee Agreements or the respective transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement, the Financing Letters or the Termination Fee Agreements, or in respect of any oral or other representation, warranty or promise made or alleged to have been made in connection herewith or therewith, shall be (1) to terminate this Agreement and receive the Parent Termination Fee from Parent pursuant to this Section 6.3 (together with any applicable out-of-pocket expenses of enforcement recoverable from Parent as set forth in Section 6.3(d)) and (2) the right of the Company to seek monetary damages from the Parent or Merger Sub in the event of Parent or Merger Sub’s willful breach of this Agreement prior to the termination of this Agreement; provided, that in no event shall Parent be subject to monetary damages for willful breach of this Agreement in an amount in excess of the Parent Termination Fee; provided, further, that in no event will the Company be entitled to (x) payment of any monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Parent Termination Fee, (y) payment of both monetary damages and the Parent Termination Fee in a combined amount in excess of the Parent Termination Fee, or (z) both payment of the Parent Termination Fee and a grant of specific performance of this Agreement or any equitable remedy against the Parent and Merger Sub that results in the Closing;

(ii)                                   without limiting the foregoing, upon payment of the Parent Termination Fee, no Parent Related Party or Financing Sources Related Party shall have any further liability or obligation relating to or arising out of this Agreement, the Financing Letters and the Debt Financing, the Termination Fee Agreements, the Merger, or the other respective transactions contemplated hereby or thereby, or in respect of any other agreement, document or theory of law or equity or in respect of any oral or other representation, warranty or promise made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or in fraud or otherwise;

(iii)                                this Agreement may only be enforced by the Company against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by the Company against, Parent and Merger Sub, and no Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith; and

(iv)                               without limiting the rights of the Company against Parent or Merger Sub or against the Sponsors under the Termination Fee Agreements (in each case, upon and subject to the terms and conditions hereof and thereof), in no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any other Parent Related Party.

(g)                                  Notwithstanding anything to the contrary in this Agreement:

(i)                                      In the event that the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement in accordance with Section 7.6, the sole and exclusive remedy (whether or not available) of Parent, Merger Sub or any of their respective Affiliates against the Company and the Company’s or its Subsidiaries’ respective direct or indirect, former, current or future Representatives, or any direct or indirect, former, current or future officers, directors, partners, stockholders, managers, employees, advisors, agents, members or Affiliates of any of the foregoing (or any Representatives, or any other Person on behalf of, any of the foregoing) (collectively, the “Company Related Parties”) or any other Person for any and all losses and damages or other Adverse Consequences in respect of this Agreement (or the termination thereof), the failure of the Merger to be consummated or the respective transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement, or in respect of any oral or other representation, warranty or promise made or alleged to have been made in connection herewith or therewith, shall be (1) to terminate this Agreement and receive the Company Termination Fee from Company pursuant to this Section 6.3 (together with any applicable out-of-pocket expenses of enforcement recoverable from Company as set forth in Section 6.3(d)) and (2) the right of the Parent to seek monetary damages from the Company in the event of the Company’s willful breach of this Agreement prior to the termination of this Agreement, provided, that in no event shall the Company be subject to monetary damages for willful breach of this Agreement in an amount in excess of the Company Termination Fee, provided, further, that in no event will the Parent be entitled to (x) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Company Termination Fee, (y) payment of both monetary damages and the Company Termination Fee in a combined amount in excess of the Company Termination Fee, or (z) both payment of the Company Termination Fee and a grant of specific performance of this Agreement or any equitable remedy against the Company and Merger Sub that results in the Closing; and without limiting the foregoing, upon payment of the Company Termination Fee, the Company shall not have any further liability or obligation relating to or arising out of this Agreement, the Merger, the other transactions contemplated by this Agreement or in respect of any other agreement, document or theory of law or equity or in respect of any oral or other representation, warranty or promise made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or in fraud or otherwise;

(ii)                                   this Agreement may only be enforced by the Parent against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by the Parent against the Company, and no Company Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith; and

(iii)                                without limiting the rights of Parent or Merger Sub against the Company, in no event shall Parent, Merger Sub or any of their respective Affiliates, and Parent and Merger Sub agree not to and to cause their respective Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Company Related Party.

ARTICLE 7

MISCELLANEOUS PROVISIONS

7.1                               Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Merger Sub at any time prior to the Effective Time whether before or after adoption of this Agreement by the stockholders of the Company or Merger Sub; provided, however, that after any such stockholder approval, no amendment shall be made which by law requires further approval of the stockholders of the Company or Merger Sub without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto prior to the Effective Time.

7.2                               Waiver.

(a)                                 The conditions to the obligations of each party hereto to consummate the Merger are for the sole benefit of each such party and may be waived by such party in whole or in part to the extent permitted by applicable Legal Requirements.

(b)                                 No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c)                                  No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.3                               No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the consummation of the Merger.

7.4                               Entire Agreement; Counterparts. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. Without limiting the generality of the foregoing: (a) Parent and Merger Sub acknowledge that the Company has not made and is not making any representations or warranties whatsoever, express or implied, regarding the subject matter of this Agreement or any other matter, except for the Company’s representations and warranties set forth in Article 2, and that they are not relying and have not relied on any representations or warranties, express or implied, of any Person regarding the subject matter of this Agreement or any other matter, except as provided in Article 2; and (b) the Company acknowledges that Parent and Merger Sub have not made and are not making any representations or warranties whatsoever, express or implied, regarding the subject matter of this Agreement or any other matter, except as provided in Article 3, and that it is not relying and has not relied on any representations or warranties, express or implied, of any Person regarding the subject matter of this Agreement or any other matter, except as provided in Article 3. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by electronic transmission shall be effective as delivery of an original counterpart hereof.

7.5                               Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (e) agrees that service of process upon such party in any such action shall be effective if such process is given as a notice in accordance with Section 7.9 of this Agreement. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.6                               Remedies; Specific Performance.

(a)                                 Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)                                 The rights of each party hereto to consummate the transactions contemplated hereby are special, unique and of extraordinary character and if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, subject to Section 7.6(c) each of the parties hereto agrees that, in addition to any other available remedies the parties hereto may have in equity or at law, each shall be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security; provided, however, that if such state court does not have jurisdiction over such Legal Proceeding, such Legal Proceeding shall be heard and determined exclusively in the United States District Court for the District of Delaware without necessity of posting a bond or other form of security. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each such party hereby waives the defense, that there is an adequate remedy at law.

(c)                                  Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that the Company shall be entitled to obtain specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and, if so desired, to cause the Equity Financing to be funded only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 5.1 and 5.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but each of which conditions shall be capable of being satisfied upon the Closing Date), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement, including Section 1.3, (ii) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 4.10, such Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and the Financing Sources that if specific performance is granted and the Equity Financing and Debt Financing (or Alternative Financing, to the extent described above) are funded, the Company stands ready, willing and able to then consummate the transactions contemplated by this Agreement on such date and through the end of the date such specific performance is granted (and Company is actually so ready, willing and able during such period); and (iv) for the avoidance of doubt, this Agreement has not been terminated in accordance with its terms. For the avoidance of doubt, in no event shall the Company be entitled to obtain specific performance of Parent’s or Merger Sub’s right to cause the Equity Financing to be funded or obligations to complete the Merger if the Debt Financing (or Alternative Financing, to the extent described above) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at Closing). For the avoidance of doubt, and notwithstanding anything to the contrary, while the Company may, prior to termination of this Agreement, pursue both a grant of specific performance as expressly permitted by this Section 7.6 and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 6.3 and, for the avoidance of doubt, conditioned upon this Agreement being terminated), under no circumstances shall Parent or Merger Sub (or, for the avoidance of doubt, any Parent Related Party) be obligated to both specifically perform the terms of this Agreement and pay the Parent Termination Fee.

7.7                               Payment of Expenses. Whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

7.8                               Assignability; Third Party Rights.

(a)                                 Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 7.8 shall be null and void; provided, however, that Parent (i) may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation and (ii) assign all or a portion of its obligations hereunder to any Affiliate; provided, that any such designation in the foregoing clause (i) shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement; provided, further, that no such assignment in the foregoing clause (ii) shall relieve Parent of its obligations hereunder.

(b)                                 Except as set forth in the final sentence of this Section 7.8(b), Parent and Merger Sub hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the Company and the Company hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent and Merger Sub, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Legal Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto. Notwithstanding anything to the contrary contained in this Agreement: (i) from and after the Effective Time, each Person who holds Company Common Stock, or a Company RSU prior to the Effective Time shall be a third party beneficiary of and shall be entitled to rely on the provisions set forth in Article 1 solely to the extent necessary for such Person to receive the consideration to which it is entitled pursuant to Article 1; (ii) from and after the Effective Time, the Indemnified Parties shall be third party beneficiaries of and shall be entitled to rely on the provisions set forth in Section 4.8(e) and (iii) the Company Related Parties shall be express third party beneficiaries of, and shall be entitled to rely on, Sections 6.3(e) and 6.3(g).

7.9                               Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as Federal Express), two Business Days after dispatch from any location in the

United States; (c) if sent by email before 5:00 p.m. on a Business Day, when transmitted and receipt is confirmed; (d) if sent by email on a day other than a Business Day or after 5:00 p.m. on a Business Day and receipt is confirmed, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to the Company:

Zayo Group Holdings, Inc.
1821 30th Street, Unit A,
Boulder, CO 80301

Attention: Mike Mooney

Email: mike.mooney@zayo.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Tel: (650) 470-4500

Attention: Kenton J. King and Michael J. Mies

E-mail: Kenton.king@skadden.com and Michael.mies@skadden.com if to Parent or Merger Sub:

c/o EQT Partners Inc.
1114 Avenue of the Americas, 45th Floor
New York, NY 10036
E-mail: jan.vesely@eqtpartners.com

and

c/o Digital Colony Acquisitions, LLC
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
Email: MGanzi@digitalbridgellc.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Email: dlieberman@stblaw.com

7.10                        Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, that the parties hereto intend that the remedies and limitations thereon (including provisions that the payment of the Parent Termination Fee shall be the sole and exclusive remedy of the recipient thereof, limitations on specific performance and other equitable remedies in Section 7.6 and the other limitations on the liabilities of the Parent Related Parties) contained in Article 6 and Article 7 be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases any Parent Related Party’s liability or obligations hereunder or under the Financing.

7.11                        Obligation of Parent and the Company. Except as otherwise provided herein, Parent shall ensure that each of Merger Sub and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub and the Surviving Corporation under this Agreement (including Section 4.8(e)), and Parent shall be jointly and severally liable with Merger Sub and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.12                        Construction.

(a)                                 For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)                                 The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)                                  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(d)                                 Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

(e)                                  Unless the express context otherwise requires: (i) the word “day” means calendar day; (ii) the words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, unless specifically otherwise provided, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in the Wall Street Journal and in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) references in this Agreement to any gender include the other gender; (vii) references in this Agreement to the “United States” mean the United States of America and its territories and possessions; (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (ix) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; (x) the term “or” will not be exclusive and will mean “and/or”; (xi) the term “any” means “any and all”; and (xii) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(f)                                   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(g)                                  Except as otherwise specifically provided herein, all references in this Agreement to any Contract (including this Agreement) mean such Contract as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto, in each case as of the date hereof and only to the extent made available as of the date hereof.

7.13                        Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and its Subsidiaries, hereby: (i) agrees that any judicial, administrative or arbitral actions, suits or proceedings by or before any Governmental Entity and any claim, demand, audit, review, inquiry, examination, or investigation, whether in law or in equity, whether in contract or in tort or otherwise (collectively, “Actions”), involving a

Financing Source in respect of any Debt Financing (a “Debt Financing Source”), arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of New York)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company or its Subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 7.9, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law all rights of trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement or the Debt Financing, (vii) agrees that no Debt Financing Source will have any liability to the Company or any of its Subsidiaries (other than Parent and its Affiliates), and hereby waives any rights or claims against any Debt Financing Source, in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder), and (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, and shall be entitled to rely on, Sections 6.3(e), 6.3(f) and 7.6, and any of the provisions in this Agreement reflecting the foregoing agreements in this Section 7.13, and such provisions and the definitions of “Debt Financing Sources” and “Debt Financing Sources Related Parties” (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended, modified, waived or terminated in any way adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. For purposes of this Section 7.13, “Debt Financing Sources” includes all Debt Financing Sources Related Parties.

[Remainder of Page Intentionally Left Blank]

The Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above.

ZAYO GROUP HOLDINGS, INC.

By:	/s/ Dan Caruso
Name: Dan Caruso
Title: Co-Founder, Chairman & CEO

FRONT RANGE TOPCO, INC.

By:	/s/ Marc C. Ganzi
Name: Marc C. Ganzi
Title: President

By:	/s/ Nathalie Brabers
Name: Nathalie Brabers
Title: President

By:	/s/ Adam Larsson
Name: Adam Larsson
Title: Vice President

FRONT RANGE BIDCO, INC.

By:	/s/ Marc C. Ganzi
Name: Marc C. Ganzi
Title: President

By:	/s/ Nathalie Brabers
Name: Nathalie Brabers
Title: President

By:	/s/ Adam Larsson
Name: Adam Larsson
Title: Vice President

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2018 Year-End Balance Sheet” means the consolidated audited balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2018, including the notes thereto, included in the Company’s Annual Report, as amended, on Form 10-K filed with the SEC on September 20, 2018.

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are not less favorable to the Company in any material respect than those contained in the Confidentiality Agreement and that does not prevent or prohibit the Company from complying with its obligations in Section 4.2, except that an Acceptable Confidentiality Agreement need not contain any standstill or similar provisions.

“Acquired Entities” means the Company and each of the Company’s Subsidiaries.

“Actions” has the meaning set forth in Section 7.13.

“Adverse Consequences” means all Legal Proceedings, hearings, charges, complaints, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, fees and expenses (including reasonable attorneys’ and accountants’ fees).

“Affected Employee” has the meaning set forth in Section 4.8(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of such Person, whether through the ownership of voting securities, by Contract, agency or otherwise).

“Agents” has the meaning set forth in Section 4.15(e).

“Agreement” has the meaning set forth in the Preamble.

“Allstream Business” means the business conducted by Allstream Business, Inc., Allstream Business U.S., LLC and Electric Lightwave, LLC.

“Alternative Acquisition Agreement” has the meaning set forth in Section 4.2(a).

“Alternative Acquisition Proposal” means any inquiry, proposal or offer from any Person or Person(s) (acting as a “group” within the meaning of Section 13(d) of the Exchange Act ) (other than Parent or one of its Subsidiaries), for, in a single transaction or series of related transactions, any (a) acquisition (including by merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer or similar transaction) of assets of the Company and its Subsidiaries equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) acquisition of 15% or more of the outstanding Company Common Stock, (c) tender offer (including any self-tender offer) or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the outstanding Company Common Stock, or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer or similar transaction involving the Company.

“Alternative Financing” has the meaning set forth in Section 4.10(b).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 4.10(b).

“Amended and Restated Certificate of Incorporation of the Company” means the Company’s amended and restated certificate of incorporation referenced in the Company’s 2017 10-K filed with the SEC on August 24, 2018, and as further amended by that certain amendment referenced in the Company’s definitive proxy statement filed with the SEC on September 27, 2018 and approved at the Company’s annual meeting of stockholders held on November 6, 2018.

“Annual Cap” has the meaning set forth in Section 4.9(c).

“Anticorruption Laws” means the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, any applicable Legal Requirement promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and any other anti-bribery or anticorruption Legal Requirement in any jurisdiction applicable to the Company and its Subsidiaries.

“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, and any and all other federal, state, and international Legal Requirement that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, anti-competitive conduct or restraint of trade.

“Available Financing” has the meaning set forth in Section 4.10(c).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Bonus Plan” has the meaning set forth in Section 4.8(e).

“Book-Entry Shares” has the meaning set forth in Section 1.6.

“BRR” means the monthly recurring revenue plus monthly amortized revenue attributable to a customer.

“Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capitalization Date” has the meaning set forth in Section 2.3(a).

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (i) CFIUS has concluded that none of the transactions contemplated hereunder are a “covered transaction” and not subject to review under the DPA; (ii) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement, and has concluded all action under the DPA; or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.

“Change of Recommendation” has the meaning set forth in Section 4.2(d).

“Circuit Database” means the circuit database file set forth at Data Room Index 16.1 as of the date hereof.

“Closing” has the meaning set forth in Section 1.3(a).

“Closing Date” has the meaning set forth in Section 1.3(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations, and published policies, procedures, orders and decisions of the FCC.

“Communications Laws” means (i) the Communications Act, (iii) the State Telecommunications Laws, and (iii) the Foreign Telecommunications Laws.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Communications Licenses” means all material Governmental Authorizations issued by the Telecommunications Regulatory Authorities and held by the Acquired Entities as of the date of this Agreement, provided, however, that “Company Communications Licenses” shall not include any Governmental Authorizations issued by (a) a municipal or other local Governmental Entity or (b) a Governmental Entity managing transit, highway, bridge, tunnel, parks or other property related to use of rights of way.

“Company Disclosure Schedule” has the meaning set forth in Article 2.

“Company Equity Plans” means the Company’s 2014 Stock Incentive Plan (as amended and restated as of November 2, 2017).

“Company Indentures” means (i) the Indenture, dated as of January 23, 2015, between the Company Notes Issuers, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, (ii) the Indenture, dated as of May 6, 2015, between the Company Notes Issuers, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and (iii) the Indenture, dated as of January 27, 2017, between the Company Notes Issuers, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Company Notes” means (i) the Company Notes Issuers’ 6.00% Senior Notes due 2023, (ii) the Company Notes Issuers’ 6.375% Senior Notes due 2025 and (iii) the Company Notes Issuers’ 5.750% Senior Notes due 2027.

“Company Notes Issuers” means Company Group, LLC and Company Capital, Inc.

“Company Plans” has the meaning set forth in Section 2.13(a).

“Company Recommendation” has the meaning set forth in Section 2.19.

“Company Related Parties” has the meaning set forth in Section 6.3(g)(i).

“Company Returns” has the meaning set forth in Section 2.12(a).

“Company RSU Consideration” has the meaning set forth in Section 1.9(a).

“Company RSUs” means restricted stock units granted to the Company pursuant to a Company Equity Plan, including any performance-based restricted stock units.

“Company SEC Documents” means all registration statements, annual and quarterly reports, current reports, definitive proxy statements, and other forms, reports, schedules, statements and other documents, as amended, required to be filed or furnished by the Company with the SEC since June 30, 2017.

“Company Stockholder Approval” has the meaning set forth in Section 2.19.

“Company Stockholders Meeting” has the meaning set forth in Section 4.3(a).

“Company Termination Fee” has the meaning set forth in Section 6.3(a).

“Compliant” means, with respect to the Required Information, that (i) the financial statements of the Company included in such Required Information that are available to Parent on the first day of the 18 consecutive Business Day period referred to in the definition of “Marketing Period” are, on each day during such 18 consecutive Business Day period, not required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current to permit (a) a registration statement on Form S-1 to finance an acquisition of the Company using such financial statements to be declared effective by the SEC on the last day of the 18 consecutive Business Day period (other than requirements that would require or relate to any Excluded Information) and (b) the Company’s independent accounting firm to issue to Parent (subject to completion of its normal practices and procedures) a customary “comfort letter” (including customary “negative assurance” comfort) with respect to the historical financial statements of the Company included in the Required Information on the last day of the 18 consecutive Business Day period, (ii) the financial statements included in the Required Information for any interim periods following any restatement of the audited financial statements of the Company and its Subsidiaries pursuant to the application of ASU 2014-09 (ASC 606) reflect the application of ASU 2014-09 (ASC 606) and (iii) such Required Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make the statements contained in such Required Information, in the light of the circumstances under in which they were made, not misleading.

“Confidentiality Agreement” means that certain Agreement, dated as of December 1, 2018 between Digital Colony Acquisitions, LLC and EQT Partners Inc., on the one hand, and the Company, on the other hand, as it may be amended from time to time.

“Contract” means any legally binding agreement, commitment, lease, sublease, license, contract, note, bond, mortgage, indenture, arrangement or other obligation.

“Consent Solicitation” has the meaning set forth in Section 4.15(c).

“Credit Agreement” means the Amended and Restated Credit Agreement, originally dated as of July 2, 2012, and amended and restated as of May 6, 2015 (and as further amended, restated, amended and restated, supplemented or otherwise modified through the date hereof, among Zayo Group, LLC, a Delaware limited liability company (“Zayo Group”), Zayo Capital, Inc., a Delaware corporation; and together with Zayo Group, the borrowers, Morgan Stanley Senior Funding, Inc., as term facility administrative agent, SunTrust Bank, as revolving facility administrative agent, and the lenders party thereto from time to time.

“Data Room” means the electronic data room maintained by Merrill Corporation on behalf of the Company for the posting of documents for review by Parent and its Representatives in connection with the transactions contemplated hereby.

“DC Front Range” has the meaning set forth in the Recitals to this Agreement.

“DCP” has the meaning set forth in the Recitals to this Agreement.

“Debt Commitment Letter” has the meaning set forth in Section 3.7.

“Debt Financing” has the meaning set forth in Section 3.7.

“Debt Financing Sources Related Parties” means all Financing Sources Related Parties in respect of the Debt Financing.

“DGCL” has the meaning set forth in Section 1.2.

“Dissenting Shares” has the meaning set forth in Section 1.8.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 and 801.

“Effect” has the meaning set forth in the definition of Material Adverse Effect below.

“Effective Time” has the meaning set forth in Section 1.3(b).

“End Date” means May 8, 2020.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company) or other association, organization or entity (including any Governmental Entity).

“Environmental Law” has the meaning set forth in Section 2.15.

“Equity Commitment Letters” has the meaning set forth in the Recitals to this Agreement.

“Equity Financing” has the meaning set forth in Section 3.7.

“EQT” has the meaning set forth in the Recitals to this Agreement.

“ERISA” has the meaning set forth in Section 2.13(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Information” means (A) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except information if any of such persons will remain officers, directors or managers after consummation of the Merger), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Merger and such transactions will continue in place after consummation of the Merger) or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC and except any information relating to persons who will remain officers, directors or managers after consummation of the Merger), (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or in any “description of notes” or “description of other indebtedness” section, or other information customarily provided by the Financing Sources or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (F) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (G) projections or monthly financial statements that are not readily available to the Company without undue effort or expense and are not prepared in the ordinary course of its financial reporting practice and (H) in addition, in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

“Export Controls” has the meaning set forth in Section 2.18.

“FCC” means the Federal Communications Commission.

“Fiber Contract” means any Contract relating to the use of fiber optic facilities, including indefeasible rights of use, dark fiber leases, fiber optic agreements, interconnection agreements and fiber exchange agreements.

“Financial Advisors” has the meaning set forth in Section 2.28.

“Financing” has the meaning set forth in Section 3.7.

“Financing Letters” has the meaning set forth in Section 3.7.

“Financing Sources” means the Persons (other than Parent or any of its Affiliates) that have committed to provide, or otherwise entered into agreements in connection with, the Equity Financing, the Debt Financing or any Alternative Financing in connection with the transactions contemplated by this Agreement, including any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Financing Sources Related Parties” means the Financing Sources, their respective Affiliates and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors and assigns of each of the foregoing.

“FMR” has the meaning set forth in the Recitals to this Agreement.

“Foreign Benefit Plans” has the meaning set forth in Section 2.13(g).

“Foreign Telecommunications Laws” means statutes governing telecommunications services and/or facilities in foreign jurisdictions, and the rules, regulations, and published policies, procedures, orders and decisions of Foreign Telecommunications Regulators.

“Foreign Telecommunications Regulator” means any foreign ministry, commission, board or other regulatory agency or body that regulates the business of the Acquired Entities in a foreign country.

“GAAP” means United States generally accepted accounting principles.

“GDPR” has the meaning set forth in Section 2.9.

“Governmental Authorization” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization or similar rights issued, granted or obtained by or from any Governmental Entity.

“Governmental Entity” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Franchising Authority” means any state, municipal, local or other governmental franchising authority that regulates the business of the Acquired Entities.

“Hazardous Substance” has the meaning set forth in Section 2.15.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) indebtedness of such Person for borrowed money; (ii) indebtedness evidenced by notes, debentures, bonds or other similar debt instruments, the payment of which such Person is responsible or liable; (iii) all reimbursements, payments or similar obligations, contingent or otherwise, in respect of letters of credit, banker’s acceptances, surety bonds or similar facilities issued for the account of such Person (but solely to the extent drawn and are not paid); and (iv) all obligations of the type referred to in the foregoing clauses of this definition of other Persons for the payment of which such Person is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations or “keep-well” arrangements, or for the payment of which such Person’s property is subject to any Lien (even though the Person may not have assumed or become liable for the payment of such indebtedness). For purposes of this Agreement, Indebtedness of the Company or any Acquired Entity shall include the Credit Agreement and the Company Notes and shall exclude any intercompany indebtedness between or among the Company and its wholly owned Subsidiaries and any capital leases.

“Indemnified Party” has the meaning set forth in Section 4.9(i).

“Intervening Event” means a material event or circumstance that was not known to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval; provided, however, that in no event shall (i) the receipt, existence or terms of an Alternative Acquisition Proposal or any other acquisition of assets or businesses from the Company or any matter relating thereto or consequent thereof, (ii) any event or circumstance resulting from (A) the announcement, pendency and consummation of this Agreement and the transactions contemplated by this Agreement, including the Merger, (B) any actions required to be taken or to be refrained from being taken pursuant to this Agreement, (C) any breach of this Agreement by the Company or (D) factors generally affecting the industry in which the Company and its Subsidiaries operate, (iii) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (iv) any changes after the date hereof in the market price or trading volume of the Company Common Stock, individually or in the aggregate, constitute an Intervening Event.

“IP Rights” means all patents, patent applications, trademarks or service marks (whether registered or unregistered), trademark or service mark applications, trade dress, other indicators of source or origin, copyrights (whether registered or unregistered, including software and rights in IT Assets), copyright applications, copyrightable works, trade secrets, inventions, methods, processes, know-how, rights in data, domain names and all other intellectual property rights of any nature arising anywhere in the world.

“IRU Waterfall” means the IRU waterfall attached to Section 2.8(e) of the Company Disclosure Schedule.

“IT Assets” has the meaning set forth in Section 2.6(b).

“Knowledge” (i) with respect to the Company means the knowledge, after making reasonable inquiry of such Person’s direct reports, of any of the persons listed in Exhibit A of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the knowledge, after reasonable inquiry of such Person’s direct reports, of any of the persons listed in Exhibit A of the Parent Disclosure Schedule.

“Leased Real Property” has the meaning set forth in Section 2.7(e).

“Legal Proceeding” means any action, cause of action, claim, demand, charge, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Legal Requirement” means any federal, state, local, multinational or foreign law (including common law), statute, treaty, rule, code, decree, judgment, order, ordinance, directive or regulation adopted, enacted, issued, enforced, entered or promulgated by any Governmental Entity.

“Liens” means any lien, mortgage, deed of trust, pledge, adverse claim, option, charge, security interest, right of way, production payment, easement, encumbrance, right of purchase, rights of a vendor under any title retention or conditional sale agreement, right of first refusal, or other encumbrance, but shall not include any real property leases or subleases.

“Limited Guarantee” has the meaning set forth in the Recitals to this Agreement.

“Marketing Period” means the first period of 18 consecutive Business Days commencing after the date of this Agreement throughout which and at the end of which (a) Parent has received the Required Information, and such Required Information is Compliant (it being understood and agreed that if the Required Information is not Compliant at any time during such 18 consecutive Business Day period, the Marketing Period shall terminate and restart when such Required Information is Compliant); (b) the conditions set forth in Section 5.1 shall be satisfied, (c) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 5.1 to fail to be satisfied assuming the Closing were scheduled for any day during such 18 consecutive Business Day period, (d) the Company shall not have delivered or been required to deliver a notice under Section 4.6 and (e) there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Material Adverse Effect; provided, further, that the Marketing Period shall be deemed not to have commenced if, after the date hereof and prior to the completion of such 18 consecutive Business Day period, (i) KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until a new audit opinion is issued with respect to such financial statements of the Company for the applicable period by KPMG LLP, any other “Big 4” accounting firm or another nationally recognized independent public accounting firm reasonably acceptable to Parent, (ii) the Company shall have determined in writing or publicly announced any intention to restate any financial information included in the Required Information or that any such restatement is under consideration or required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended and delivered to Parent or the Company has determined in writing (and so notified Parent) or publicly announced that it has concluded that no restatement shall be required; provided, that this clause (ii) shall not apply to any restatement pursuant to the application of ASU 2014-09 (ASC 606), as disclosed in the Company SEC Documents prior to the date of this Agreement, unless such restatement occurs during the Marketing Period, in which case the Marketing Period shall be deemed not to have commenced until and unless such restatement of each of the applicable financial statements provided to Parent pursuant to the definition of Required Information and that are required to be so restated pursuant to ASU 2014-09 (ASC 606) has been completed and the applicable Required Information has been amended and delivered to Parent and (iii) the Company files an Annual Report on Form 10-K or Quarterly Report on Form 10-Q during such 18 consecutive Business Day period, in which case the Marketing Period shall be deemed to restart after such filing is made; provided, further, that (i) if such 18 consecutive Business Day period has not ended on or prior to August 16, 2019, then such 18 consecutive Business Day period shall not commence until September 3, 2019, (ii) if such 18 consecutive Business Day period has not ended on or prior to December 20, 2019, then such 18 consecutive Business Day period shall not commence until January 6, 2020, and (iii) July 5, 2019, November 27, 2019 through November 29, 2019 and July 3, 2020 shall not be deemed to be Business Days for purposes of calculating such 18 consecutive Business Day period (provided, for the avoidance of doubt, that such exclusions shall not restart such period). If the Company shall in good faith reasonably believe that it has provided the Required Information to Parent and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information that is Compliant on the date specified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information that is Compliant and, within four Business Days after the receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered or that is not Compliant).

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect, condition, development or state of facts (each an “Effect”) that, individually or in the aggregate with such other Effects (i) is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities (contingent or otherwise), properties, results of operations, privileges (whether contractual or otherwise) condition (financial or otherwise) or results of operations of the Acquired Entities taken as a whole; provided, however, that the determination of a Material Adverse Effect shall exclude the following Effects: (a) the announcement, pendency or anticipated consummation of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, distributors, partners, employees or regulators; (b) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (c) general conditions in the telecommunications industry or in any industry sector in which any of the Acquired Entities operates or participates; (d) a change in the Company’s stock price or trading volume, in and of itself (provided, that the underlying factors contributing to such change shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (e) any natural or man-made disaster, pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof; (f) any failure, in and of itself, by the Company to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be excluded unless such underlying factors would otherwise be excepted from this definition pursuant to another clause); (g) changes in general legal, regulatory or political conditions after the date hereof; (h) changes in GAAP or applicable Legal Requirements or the interpretation thereof after the date hereof or (i) the taking of any action, or any failure to act, as expressly permitted by this Agreement or consented to by Parent in writing in advance, except with respect to clauses (b), (c), (e), (g) and (h), to the extent such event, change, circumstances, occurrence, effect or state of facts is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, when compared to other Persons operating in the geographies or industry in which the Company and its Subsidiaries operate or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Company from complying with its obligations hereunder or the consummation of the transactions contemplated by this Agreement.

“Material Contract” has the meaning set forth in Section 2.8(b).

“Merger” has the meaning set forth in Section 1.1.

“Merger Consideration” has the meaning set forth in Section 1.5.

“Merger Sub” has the meaning set forth in the Preamble.

“Moody’s” has the meaning set forth in Section 1.7(e).

“NYSE” has the meaning set forth in Section 4.14.

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Other Indemnified Party” has the meaning set forth in Section 4.9(f).

“Owned Real Property” has the meaning set forth in Section 2.7(c).

“Ownership Limitation” has the meaning set forth in Section 2.26.

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Schedule” has the meaning set forth in Article 3.

“Parent Employee Plans” has the meaning set forth in Section 4.8(b).

“Parent Material Adverse Effect” means any change, effect, event, development, fact, condition, circumstance or occurrence that, individually or in the aggregate, would prevent, materially impair or materially delay Parent or Merger Sub from complying with its obligations hereunder or the consummation of the transactions contemplated by this Agreement.

“Parent Related Parties” has the meaning set forth in Section 6.3(f)(i).

“Parent Termination Fee” has the meaning set forth in Section 6.3(b).

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 1.7(a).

“Payment Fund” has the meaning set forth in Section 1.7(a).

“Per Share Amount” has the meaning set forth in Section 1.5(a)(iii).

“Permitted Liens” shall mean: (a) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other similar Liens arising or incurred in the ordinary course of business consistent with past practice with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and for which an appropriate reserve has been taken in the financial statements in accordance with GAAP; (b) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practices; (c) statutory Liens for Taxes not yet delinquent or the amount or validity of which is being contested in good faith and for which an appropriate reserve has been taken in the financial statements in accordance with GAAP; (d) easements, rights of way, boundary line disputes, encroachments, covenants, reciprocal easement agreements, licenses, minor defects or imperfections of title, or encumbrances of record including, but not limited to, those matters that would be disclosed by an accurate survey or inspection of the underlying real property, and in each case, which do not materially impair the value, use, operation or occupancy of such property by the Company or any of the Subsidiaries of the Company in the operation of its respective business; (e) Liens listed in schedules to the applicable title insurance policies which do not secure Indebtedness; (f) zoning, entitlement, land use, building and other similar restrictions or regulations imposed or promulgated by Governmental Entities none of which are violated in any material respect by the current use or occupancy of the real property subject thereto and which do not materially impair the value of such properties or the use of such property by the Company or any of the Subsidiaries of the Company in the operation of its respective business; (g) Liens imposed by applicable workers’ compensation, unemployment insurance or other types of social security Legal Requirements; (h) non-exclusive licenses, or covenants not to sue granted with respect to IP Rights, in each case, in the ordinary course business and (i) Liens securing the “secured obligations” under the Credit Agreement.

“Person” means any individual, Entity or group, as “group” is defined within the meaning of Section 13(d) of the Exchange Act.

“Physical Network” means the fibers and fiber miles in which the Company holds any ownership or leasehold interest, license, indefeasible right of use or swap.

“Potential REIT Conversion” has the meaning set forth in Section 4.16.

“Privacy Policies” has the meaning set forth in Section 2.9.

“Proxy Statement” has the meaning set forth in Section 4.3(a).

“Purchaser Representatives” means the controlling parties, investment committee members (if applicable), general partners, directors, officers, managers, employees, agents, consultants, accountants, attorneys, financial and other advisors, lenders, investors, prospective lenders and other Financing Sources of Parent.

“Real Property Leases” has the meaning set forth in Section 2.7(e).

“Redacted Fee Letter” means a fee letter(s) from one or more Financing Sources in which the only redactions relate to fee amounts, yield or interest rate caps, original issue discount amounts, successful syndication levels, economic terms, “market flex” provisions and “securities demand” provisions, provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability or termination of the Debt Financing.

“Remedies Exception” has the meaning set forth in Section 2.19.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, employees, consultants, agents, financial and other advisors, attorneys, accountants, advisors or other representatives.

“Required Governmental Approvals” has the meaning set forth in Section 5.1(b).

“Required Information” means (i) all information and other data regarding the Company and its Subsidiaries that is required under paragraph 5 of Exhibit E of the Debt Commitment Letter (as in effect on the date of this Agreement); provided, that, for purposes of determining whether Required Information has been received by Parent in order to commence the 18 consecutive Business Day period referred to in the definition of “Marketing Period,” the 45-day or 90-day, as applicable, period referenced therein shall be measured based on the last day of such 18 consecutive Business Day period and not the Closing Date, (ii) financial information and financial data with respect to the Company and its Subsidiaries derived from the Company’s historical books and records as may be necessary in order for Parent to prepare customary pro forma financial statements in accordance with the requirements of Regulation S-X under the Securities Act for registered offerings of securities on Form S-1 (or any successor form thereto) under the Securities Act, and of the type and form, and for the periods (including for the twelve month period ending on the last day of the most recently completed four-fiscal quarter period), in each case, customarily included in an offering memorandum customarily used in Rule 144A private placements of debt securities, (iii) all other historical financial information and financial data related to the Company and its Subsidiaries that would be necessary for the underwriters or initial purchasers in an offering of such securities to receive customary “comfort” (including customary “negative assurance” comfort) from the Company’s independent accountants with respect to the financial information of the Company and its Subsidiaries included in such offering memorandum in connection with such an offering which such accountants are prepared to provide upon completion of customary procedures and (iv) all other information and other data regarding the Company and its Subsidiaries required to satisfy paragraph 10(a)(i) of Exhibit E of the Debt Commitment Letter (as in effect on the date of this Agreement); provided, that nothing in clauses (i), (ii), (iii) and (iv) shall include or require any Excluded Information.

“Required Uses” has the meaning set forth in Section 3.7.

“Reserved Terms” means the following terms related to any Tender Offer: the choice of one or more series of Company Notes to be made subject to such Tender Offer, the amount of Company Notes offered to be purchased (and accepted for purchase) in such Tender Offer, the price and conditionality of such Tender Offer, all timing elements of such Tender Offer, the proposed amendments to the applicable Company Indentures in any Consent Solicitation (whether sought in connection with such Tender Offer or otherwise), the choice of the dealer managers and other agents to be retained in connection with such Tender Offer and their compensation arrangements, any termination of such Tender Offer and all amendments and modifications with respect to the foregoing from time to time.

“Restricted Parties” has the meaning set forth in Section 2.17(d).

“S&P” has the meaning set forth in Section 1.7(e).

“Sanctions” has the meaning set forth in Section 2.17(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 2.4(a).

“Solvent” has the meaning set forth in Section 3.8.

“Sponsors” has the meaning set forth in the Recitals to this Agreement.

“State PUC” means any state public service or public utilities commission, or similar state regulatory agency or body that regulates the business of the Acquired Entities.

“State Telecommunications Laws” means the state statutes governing intrastate telecommunications services and/or facilities and the rules, regulations, and published policies, procedures, orders and decisions of the State PUCs.

“Stock Certificates” has the meaning set forth in Section 1.6.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person owns, directly or indirectly, at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Superior Proposal” means a bona fide written Alternative Acquisition Proposal that the Company Board has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of such Alternative Acquisition Proposal and the Person making such Alternative Acquisition Proposal (including the likelihood of termination, the sources of and terms of any financing, the form of consideration, and the timing of and conditions to closing), and that if consummated, would result in a transaction more favorable to the holders of Company Common Stock from a financial point of view than the Merger and other transactions contemplated by this Agreement (including after giving effect to any adjustment to the terms thereof proposed by Parent); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “50%”.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all estimated, gross receipts, telecommunications, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties, governmental fees, other taxes, and other similar assessments or charges of any kind whatsoever, including without limitation telecommunications taxes, assessments, contributions (including, but not limited to, contributions to state or federal universal service support mechanisms, to intrastate or interstate telecommunications relay services, to the administration of the North American Numbering Plan and to the shared costs of local number portability administration) and regulatory fees required under the Communications Act and State Telecommunications Laws, together with all interest, penalties and additions to tax imposed by any taxing authority (domestic or foreign) on such Entity.

“Tax Return” shall mean any return, report, declaration, information return or other document (including any related or supporting information) filed or required to be filed with any taxing authority with respect to Taxes, including any schedule or attachments thereto, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Team Telecom Agencies” means the member agencies of the interagency group of the government of the United States that, among other things, reviews FCC applications for potential national security, law enforcement, and public interest concerns, and is comprised of staff from, among others, the Department of Homeland Security, the Department of Justice, including the Federal Bureau of Investigation, and Department of Defense, as well as any successor group or other group within the government of the United States charged with performing such review.

“Telecommunications Regulatory Authorities” means the FCC, the State PUCs and all other Governmental Entities that regulate telecommunications facilities or telecommunications services in the jurisdictions in which the Acquired Entities have such facilities or conduct business as of the date of this Agreement. Notwithstanding the foregoing, Telecommunications Regulatory Authorities shall not include any Governmental Franchising Authority.

“Tender Offer” has the meaning set forth in Section 4.15(c).

“Termination Fee Agreements” has the meaning set forth in the Recitals to this Agreement.

“Termination Fee Equity Commitment Letter” has the meaning set forth in the Recitals to this Agreement.

“Total Compensation Group” means a group of employees of the Company with similar levels of target total compensation, based on their levels of scope and responsibility and as set forth on Section A-16 of the Company Disclosure Schedule.

“Transferred Data Centers” has the meaning set forth in Section 2.20.

“Treasury Regulations” means the regulations issued by the Internal Revenue Service under the Code, as such regulations may be amended from time to time.

“Union Employees” has the meaning set forth in Section 4.8(a).

“Valid Right” means a right of ownership, use or occupancy arising under fee title, a leasehold interest, an easement (including arising under a statute or other applicable Legal Requirement), a Governmental Authorization, a license, an indefeasible right to use, a colocation right, a co-occupancy right, a conduit right, a pole attachment right, a regeneration site right, an interconnection right or other similar right.

“Vested RSU” has the meaning set forth in Section 1.9(c).